
07073223

Nathan's® SINCE 1916 FAMOUS

L REPORT

Financial Highlights

(in thousands, except per share amounts)

	Fiscal Year[1]			
	2007	2006	2005	2004
Selected Consolidated Financial Data:				
Revenues from continuing operations	**$45,730**	$41,249	$34,199	$29,673
Income from continuing operations	**$ 5,208**	$ 3,881	$ 2,800	$ 2,033
Income (loss) from discontinued operations[2]	**$ 335**	$ 1,796	$ (63)	$ (139)
Net income[2]	**$ 5,543**	$ 5,677	$ 2,737	$ 1,894
Basic income (loss) per share[2]				
Income from continuing operations	**$ 0.89**	$ 0.70	$ 0.53	$ 0.38
Income (loss) from discontinued operations[2]	**$ 0.06**	$ 0.32	$ (0.01)	$ (0.02)
Net income per share[2]	**$ 0.95**	$ 1.02	$ 0.52	$ 0.36
Diluted income (loss) per share[2]				
Income from continuing operations	**$ 0.82**	$ 0.59	$ 0.46	$ 0.36
Income (loss) from discontinued operations[2]	**$ 0.05**	$ 0.28	$ (0.01)	$ (0.03)
Net income per share[2]	**$ 0.87**	$ 0.87	$ 0.45	$ 0.33
Weighted average shares used in computing income (loss) per share				
Basic	**5,836**	5,584	5,307	5,306
Diluted	**6,341**	6,546	6,080	5,678
Total assets	**$46,575**	$37,423	$31,269	$27,584
Stockholders' equity	**$35,879**	$28,048	$21,356	$17,352

(1) Our fiscal year ends on the last Sunday in March, which results in a 52- or 53-week year. Fiscal years 2007, 2006, 2005 and 2004 were 52-week years.
(2) The fiscal years ended March 25, 2007 and March 26, 2006, include gains of $400 and $2,919, respectively, before income taxes, from the sale of a vacant piece of land in Coney Island, NY and an adjacent leasehold interest.

Corporate Profile

Nathan's began as a nickel hot dog stand in Coney Island in 1916 and has become a much-loved "New York institution" now available throughout the United States and overseas.

Through our innovative points-of-distribution strategies, Nathan's products are marketed within our restaurant system and throughout a broad spectrum of other food-service and retail environments. Our Branded Product Program provides for the sale of Nathan's signature products to food-service locations nationwide. Nathan's products are also featured in supermarkets and club stores throughout the United States and are being marketed on television by QVC. In total, Nathan's products are marketed for sale in over 17,000 locations.

Successful market penetration of our highly recognized valued brand and products, through a wide variety of distribution channels, continues to provide new and exciting growth opportunities for our Company.


Revenues from
Continuing Operations
($ in millions)
$29.7
$34.2
$41.2
$45.7
'04
'05
'06
'07


Income from
Continuing Operations
($ in millions)
$2.0
$2.8
$3.9
$5.2
'04
'05
'06
'07


Stockholders' Equity
($ in millions)
$17.4
$21.4
$28.0
$35.9
'04
'05
'06
'07

Shareholder's Letter

Fiscal 2007 has been Nathan's most successful operating year since its 1993 public offering. The final quarter of fiscal 2007 marks the sixteenth consecutive quarter in which profits from continuing operations were higher when compared to the prior comparable fiscal quarter.

Revenues improved compared to the prior year in each of our profit centers: franchised restaurants, company-owned restaurants, the branded-product program, and retail licensing.

During fiscal 2007, earnings from continuing operations increased by 34.2% to $5,208,000 or $0.82 per diluted share compared to the prior year. Total revenue from continuing operations increased by 10.9% to $45,730,000 compared to fiscal 2006.

Net income for fiscal 2007 was $5,543,000 or $0.87 per diluted share as compared to $5,677,000 or $0.87 per diluted share for fiscal 2006. Nathan's realized gains of $400,000 in fiscal 2007 and $2,919,000 in fiscal 2006 from the sale of a previously-owned vacant parcel of land and adjacent leasehold interest.

Total franchise revenues increased by $375,000 or 5.5% to $7,160,000 in fiscal 2007 compared to the prior year.

During fiscal 2007, nineteen new Nathan's franchise restaurants opened including thirteen domestically, one in Japan, one in the Dominican Republic, and four in Kuwait. A new master franchise agreement has been signed for the future development of Nathan's in the United Arab Emirates and discussions are underway for the introduction of Nathan's into certain other foreign countries.

Recently a new, exciting streamlined Nathan's franchise prototype has been created featuring our signature, world-famous hot dogs and french fries. We believe this vehicle may be viewed favorably by prospective franchisees, as the franchise structure includes a reduced initial fee, no royalties, and limited space and capital requirements.

Sales and pre-tax profits before depreciation from our six comparable, company-owned restaurants increased by $445,000 or 3.9% and $37,000 or 2.4%, respectively, over the prior fiscal year.

The branded-product program, featuring the sale of Nathan's hot dogs to the food-service industry, has continued to fuel growth at Nathan's. Sales increased by 13.9% to $18,774,000 during the fifty-two weeks ended March 25, 2007 as compared to fiscal 2006.

Nathan's hot dogs are sold in over twelve hundred Subway sandwich shops in Wal-Marts, in more than seven hundred K-Marts and Sears Grand retail locations, and in about seven hundred and fifty Auntie Anne's pretzel outlets. Our hot dogs are now available for sale by many of the largest U.S. food-service distributors and may be found in many movie theaters, convenience stores, and amusement venues, including Yankee Stadium and Shea Stadium.

License royalties increased by 18.8% or $670,000 to $4,239,000 during fiscal 2007 compared to the prior year.


SEC MAIL
PROCESSING
RECEIVED
WASH. D.C.

Shareholder's Letter

Leveraging our highly-visible and valued Nathan's brand at retail, continues to provide increased sales and profits. Today, a sample of the most popular products sold include a wide variety of Nathan's hot dogs, Nathan's french fries, hamburgers, mustard and pickles, potato pancakes, onion rings, franks'n blankets, mini bagel dogs, beef sticks, gummy dogs, and pet-food treats.

During the year, new licensing agreements were signed with Perfection Foods and World Gourmet Marketing for the sale of Nathan's hors d'oeuvres and salty snacks, respectively.

The prominence of the Nathan's brand and the presentation of Nathan's products are greater today than ever before. We intend to devote our energies and resources to the continuation of our successful brand-marketing approach and points-of-distribution strategy.

Consistent with this strategic outlook, Nathan's announced on June 8, 2007, the sale of its subsidiary, the Miami Subs Corporation. Nathan's owns the Kenny Roger Roasters and Arthur Treacher's trademarks and will continue to incorporate their signature products to enhance the Nathan's restaurant menu offering.

Our focused strategies, creative approaches, and ever-expanding opportunities are expected to afford us with the ability to continue to expose the Nathan's brand and advance the sale of Nathan's products through a broad variety of environments. Today, Nathan's products are marketed for sale in over 17,000 retail and food-service locations.

As we seek to continue to expand and pursue profitable, new opportunities, we will retain our steadfast commitment to quality and endeavor to serve our shareholders responsibly. We remain extremely appreciative of your continued support.



ERIC GATOFF
Chief Executive Officer



WAYNE NORBITZ
President and Chief Operating Officer

Selected Consolidated Financial Data

(in thousands, except share and per share amounts)

	Fiscal Years Ended[1]				
	March 25, 2007	March 26, 2006	March 27, 2005[2]	March 28, 2004[2]	March 30, 2003[2,4]
STATEMENT OF EARNINGS DATA:					
Revenues:					
Sales	**$33,425**	$29,785	$23,296	$19,664	$22,908
Franchise fees and royalties	**7,160**	6,785	6,766	6,280	5,977
License royalties, interest and other income	**5,145**	4,679	4,137	3,729	3,164
Total revenues	**45,730**	41,249	34,199	29,673	32,049
Costs and Expenses:					
Cost of sales	**24,080**	22,225	17,266	14,056	15,363
Restaurant operating expenses	**3,194**	3,180	3,063	3,364	4,955
Depreciation and amortization	**782**	803	909	915	1,218
Amortization of intangible assets	**262**	262	263	261	278
General and administrative expenses	**9,251**	8,552	8,341	7,519	8,600
Interest expense	**1**	31	49	75	132
Impairment of long-lived assets	**—**	—	—	—	1,367
Impairment of notes receivable	**—**	—	—	208	1,425
Other expense (income), net	**35**	—	(16)	45	232
Total costs and expenses	**37,605**	35,053	29,875	26,443	33,570
Income (loss) from continuing operations before provision (benefit) for income taxes	**8,125**	6,196	4,324	3,230	(1,521)
Income tax expense (benefit)	**2,917**	2,315	1,524	1,197	(178)
Income (loss) from continuing operations	**5,208**	3,881	2,800	2,033	(1,343)
Discontinued operations:					
Income (loss) from discontinued operations before income taxes[3]	**557**	2,942	(112)	(236)	(474)
Provision (benefit) for income taxes	**222**	1,146	(49)	(97)	(187)
Income (loss) from discontinued operations	**335**	1,796	(63)	(139)	(287)
Income (loss) before cumulative effect of accounting change	**5,543**	5,677	2,737	1,894	(1,630)
Cumulative effect of change in accounting principle, net of tax benefit of $854 in 2003[6]	**—**	—	—	—	(12,338)
Net income (loss)	**$ 5,543**	$ 5,677	$ 2,737	$ 1,894	$(13,968)
Basic income (loss) per share:					
Income (loss) from continuing operations	**$ 0.89**	$ 0.70	$ 0.53	$ 0.38	$ (0.23)
Income (loss) from discontinued operations	**0.06**	0.32	(0.01)	(0.02)	(0.05)
Cumulative effect of change in accounting principle[6]	**—**	—	—	—	(2.06)
Net income (loss)	**$ 0.95**	$ 1.02	$ 0.52	$ 0.36	$ (2.34)
Diluted income (loss) per share:					
Income (loss) from continuing operations	**$ 0.82**	$ 0.59	$ 0.46	$ 0.36	$ (0.23)
Income (loss) from discontinued operations	**0.05**	0.28	(0.01)	(0.03)	(0.05)
Cumulative effect of change in accounting principle[6]	**—**	—	—	—	(2.06)
Net income (loss)	**$ 0.87**	$ 0.87	$ 0.45	$ 0.33	$ (2.34)
Dividends	**—**	—	—	—	—
Weighted average shares used in computing net income (loss) per share					
Basic	**5,836**	5,584	5,307	5,306	5,976
Diluted[4]	**6,341**	6,546	6,080	5,678	5,976

Selected Consolidated Financial Data *(continued)*

(in thousands, except share and per share amounts)

	Fiscal Years Ended[1]				
	March 25, 2007	March 26, 2006	March 27, 2005[2]	March 28, 2004[2]	March 30, 2003[2,4]
BALANCE SHEET DATA AT END OF FISCAL YEAR:					
Working capital	**$27,375**	$19,075	$14,009	$ 9,185	$ 5,935
Total assets	**46,575**	37,423	31,269	27,584	25,886
Long term debt, net of current maturities	**—**	31	692	866	1,053
Stockholders' equity	**$35,879**	$28,048	$21,356	$17,352	$ 16,383
SELECTED RESTAURANT OPERATING DATA:					
Company-owned Restaurant Sales[5]	**$11,863**	$11,419	$11,538	$12,780	$ 21,955
NUMBER OF UNITS OPEN AT END OF FISCAL YEAR:					
Company-owned	**6**	6	6	7	12
Franchised	**357**	362	336	338	343

Notes to Selected Financial Data

1) Our fiscal year ends on the last Sunday in March, which results in a 52- or 53-week year. All years presented were on the basis of a 52-week year.

2) Results have been adjusted to reflect the expected sale of a leasehold interest in May 2007, the sale of vacant land and an adjacent leasehold interest during the fiscal years ended March 25, 2007 and March 26, 2006, and the closure of one restaurant during the fiscal year ended March 27, 2005 for the reclassification of the operating results of these three properties to discontinued operations.

3) The fiscal years ended March 25, 2007 and March 26, 2006, include gains of $400 and $2,919, respectively, from the sale of a vacant piece of land in Coney Island, NY and an adjacent leasehold interest.

4) Common stock equivalents have been excluded from the computation for the year ended March 30, 2003, as, due to the net loss, the impact of their inclusion would have been anti-dilutive.

5) Company-owned restaurant sales represent sales from restaurants presented within continuing operations and discontinued operations.

6) Cumulative effect of change in accounting principle relates to Nathan's adoption of SFAS No. 142 "Goodwill and Other Intangibles."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

We have historically operated and franchised fast food units featuring Nathan's Famous brand all beef frankfurters, crinkle-cut French-fried potatoes, and a variety of other menu offerings. Our Nathan's brand Company-owned and franchised units operate under the name "Nathan's Famous," the name first used at our original Coney Island restaurant opened in 1916. Nathan's licensing program began in 1978 by selling packaged hot dogs and other meat products to retail customers through supermarkets or grocery-type retailers for off-site consumption. During fiscal 1998, we introduced our Branded Product Program, which enables food-service retailers to sell some of Nathan's proprietary products outside of the realm of a traditional franchise relationship. In conjunction with this program, food-service operators are granted a limited use of the Nathan's Famous trademark with respect to the sale of hot dogs and certain other proprietary food items and paper goods.

On April 1, 1999, we became the franchisor of the Kenny Rogers Roasters restaurant system by acquiring the intellectual property rights, including trademarks, recipes and franchise agreements, of Roasters Corp. and Roasters Franchise Corp. On September 30, 1999, we acquired the remaining 70% of the outstanding common stock of Miami Subs Corporation we did not already own, which also provided us with co-branding rights to the Arthur Treachers brand in the United States. On February 28, 2006, we acquired all of the intellectual property rights, including, but not limited to, trademarks, trade names, and recipes, of the Arthur Treachers Fish N Chips brand. On June 7, 2007, Nathan's completed the sale of its wholly owned subsidiary, Miami Subs Corporation, effective as of May 31, 2007.

Our revenues are generated primarily from selling products under Nathan's Branded Product Program, operating Company-owned restaurants, franchising the Nathan's, Miami Subs and Kenny Rogers restaurant concepts and licensing agreements for the sale of Nathan's products within supermarkets and club stores and for the manufacturing of certain proprietary spices and also for the sale of Nathan's products directly to other food-service operators.

In addition to plans for expansion through franchising, licensing and our Branded Product Program, Nathan's continues to co-brand within its existing restaurant system. Currently, the Arthur Treacher's brand is being sold within 106 Nathan's, Kenny Rogers Roasters and Miami Subs restaurants, the Nathan's brand is included on the menu of 47 Miami Subs and Kenny Rogers restaurants, while the Kenny Rogers Roasters brand is being sold within 95 Miami Subs and Nathan's restaurants.

At March 30, 2003, Nathan's owned 12 Company-operated restaurants. During the fiscal year ended March 28, 2004, Nathan's franchised three Company-operated restaurants and entered into two management agreements with franchisees to operate two Company-operated restaurants. During the fiscal year ended March 27, 2005, Nathan's closed one Company-operated restaurant due to its lease expiration. The remaining six restaurants are presented as continuing operations in the accompanying financial statements.

At March 25, 2007, our franchise system, consisting of Nathan's Famous, Kenny Rogers Roasters and Miami Subs restaurants, included 357 franchised units, including three units operating pursuant to management agreements, located in 22 states and 11 foreign countries. We also operated six Company-owned Nathan's units, including one seasonal location, within the New York metropolitan area.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the notes to our consolidated financial statements contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. We believe the following critical accounting policies involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset and liability amounts.

Impairment of Goodwill and Other Intangible Assets

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142") requires that goodwill and intangible assets with indefinite lives will no longer be amortized but will be tested annually (or more frequently if events or changes in circumstances indicate the carrying value may not be recoverable) for impairment. The most significant assumptions, which are used in this test, are estimates of future cash flows. We typically use the same assumptions for this test as we use in the development of our business plans. If these assumptions differ significantly from actual results, additional impairment charges may be required in the future. We conducted our annual impairment tests and no goodwill or other intangible assets were determined to be impaired during the fifty-two week periods ended March 25, 2007, March 26, 2006 or March 27, 2005.

Impairment of Long-Lived Assets

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144") requires management to make judgments regarding the future operating and disposition plans for under-performing assets, and estimates of expected realizable values for assets to be sold. The application of SFAS No. 144 has affected the amounts and timing of charges to operating results in recent years. We evaluate possible impairment of each restaurant individually and record an impairment charge whenever we determine that impairment factors exist. We consider a history of restaurant operating losses to be the primary indicator of potential impairment of a restaurant's carrying value. During the fifty-two week periods ended March 25, 2007, March 26, 2006, and March 27, 2005, no impairment charges on long-lived assets were recorded.



Impairment of Notes Receivable

Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended, requires management judgments regarding the future collectibility of notes receivable and the underlying fair market value of collateral. We consider the following factors when evaluating a note for impairment: a) indications that the borrower is experiencing business problems, such as operating losses, marginal working capital, inadequate cash flow or business interruptions; b) whether the loan is secured by collateral that is not readily marketable; and/or c) whether the collateral is susceptible to deterioration in realizable value. When determining possible impairment, we also assess our future intention to extend certain leases beyond the minimum lease term and the debtor's ability to meet its obligation over the projected term. During the fifty-two week periods ended March 25, 2007, March 26, 2006, and March 27, 2005, no impairment charges on notes receivable were recorded.

Revenue Recognition

Sales by Company-owned restaurants, which are typically paid in cash by the customer, are recognized upon the performance of services.

In connection with its franchising operations, Nathan's receives initial franchise fees, development fees, royalties, and in certain cases, revenue from sub-leasing restaurant properties to franchisees.

Franchise and area development fees, which are typically received prior to completion of the revenue recognition process, are recorded as deferred revenue. Initial franchise fees, which are non-refundable, are recognized as income when substantially all services to be performed by Nathan's and conditions relating to the sale of the franchise have been performed or satisfied, which generally occurs when the franchised restaurant commences operations. The following services are typically provided by Nathan's prior to the opening of a franchised restaurant:

- Approval of all site selections to be developed.
- Provision of architectural plans suitable for restaurants to be developed.
- Assistance in establishing building design specifications, reviewing construction compliance, and equipping the restaurant.
- Provision of appropriate menus to coordinate with the restaurant design and location to be developed.
- Provide management training for the new franchisee and selected staff.
- Assistance with the initial operations of restaurants being developed.

Development fees are non-refundable and the related agreements require the franchisee to open a specified number of restaurants in the development area within a specified time period or Nathan's may cancel the agreements. Revenue from development agreements is deferred and recognized as restaurants in the development area commence operations on a pro rata basis to the minimum number of restaurants required to be open, or at the time the development agreement is effectively canceled.

Nathan's recognizes franchise royalties when they are earned and deemed collectible. Franchise fees and royalties that are not deemed to be collectible are not recognized as revenue until paid by the franchisee, or until collectibility is deemed to be reasonably assured. The number of non-performing units is determined by analyzing the number of months that royalties have been paid during a period. When royalties have been paid for less than the majority of the time frame reported, such location is deemed non-performing. Accordingly, the number of non-performing units may differ between the quarterly results and year to date results. Revenue from sub-leasing properties is recognized as income as the revenue is earned and becomes receivable and deemed collectible. Sub-lease rental income is presented net of associated lease costs in the consolidated statements of earnings.

Nathan's recognizes revenue from the Branded Product Program when it is determined that the products have been delivered via third party common carrier to Nathans' customers.

Nathan's recognizes revenue from royalties on the licensing of the use of its name on certain products produced and sold by outside vendors. The use of Nathan's name and symbols must be approved by Nathan's prior to each specific application to ensure proper quality and project a consistent image. Revenue from license royalties is recognized when it is earned and deemed collectible.

In the normal course of business, we extend credit to franchisees for the payment of ongoing royalties and to trade customers of our Branded Product Program. Notes and accounts receivable, net, as shown on our consolidated balance sheets are net of allowances for doubtful accounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessment of collectibility based upon historical trends and an evaluation of the impact of current and projected economic conditions. In the event that the collectibility of a receivable at the date of the transaction is doubtful, the associated revenue is not recorded until the facts and circumstances change in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition."

Share-Based Compensation

As discussed in Notes B and K of Notes to Consolidated Financial Statements, we have various share-based compensation plans that provide stock options and restricted awards for certain employees and non-employee directors to acquire shares of our common stock. Prior to our adoption of Statement of Financial Accounting Standard No. 123R, "Share-Based Payment," ("SFAS No. 123R") at the beginning of fiscal 2007, we accounted for share-based compensation in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), which utilizes the intrinsic value method of accounting, as opposed to using the fair-value method prescribed in SFAS No. 123R. During fiscal years ended March 25, 2007 and March 26, 2006, we recorded share-based compensation expense of $367,000 and $73,000, respectively. (See Note B for a discussion of assumptions used to determine the fair value of share-based compensation.)



Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. A valuation allowance has been established to reduce deferred tax assets attributable to net operating losses and credits of Miami Subs Corporation to net realizable value.

Results of Operations

Fiscal Year Ended March 25, 2007 Compared to Fiscal Year Ended March 26, 2006

Revenues from Continuing Operations

Total sales increased by $3,640,000 or 12.2% to $33,425,000 for the fiscal year ended March 25, 2007 ("fiscal 2007 period") as compared to $29,785,000 for the fiscal year ended March 26, 2006 ("fiscal 2006 period"). Sales from the Branded Product Program increased by 13.9% to $18,774,000 for the fiscal 2007 period as compared to sales of $16,476,000 in the fiscal 2006 period. This increase was primarily attributable to increased volume of approximately 16.4%, which was partly offset by higher rebates to various large customers in connection with the Branded Product Program. During the fiscal 2007 period, approximately 1,800 new points of distribution were opened under our Branded Product Program, including approximately 750 units within Kmart stores. Total Company-owned restaurant sales (representing six comparable Nathan's restaurants, including one seasonal unit) increased by 3.9% to $11,863,000 as compared to $11,419,000 during the fiscal 2006 period. During the second and third quarters of fiscal 2007, we experienced favorable weather conditions in the northeastern United States, which we believe was a contributing factor to the sales increase at our Company-owned restaurants. Direct sales, predominantly to our television retailer, were approximately $898,000 higher during the fiscal 2007 period than the fiscal 2006 period resulting from the introduction of new products offered and 20 more Nathan's television airings during the fiscal 2007 period.

Franchise fees and royalties were $7,160,000 in the fiscal 2007 period compared to $6,785,000 in the fiscal 2006 period. Franchise royalties were $6,518,000 in the fiscal 2007 period as compared to $6,016,000 in the fiscal 2006 period. Domestic franchise restaurant sales decreased by 2.4% to $157,004,000 in the fiscal 2007 period as compared to $160,803,000 in the fiscal 2006 period. This decline of $3,799,000 represents the net sales difference between new units that have opened and the units that have closed between the periods, which were partly offset by higher sales from our comparable restaurants. Comparable domestic franchise sales (consisting of 194 restaurants) were $134,639,000 in the fiscal 2007 period as compared to $134,510,000 in the fiscal 2006 period. On October 24, 2005, during fiscal 2006, Hurricane Wilma hit southern Florida, where our franchisees operated 71 restaurants. Most of these restaurants were affected by the storm and were temporarily closed during the fiscal 2006 period. One Miami Subs restaurant sustained significant damage and was permanently closed. We estimated that franchisee sales from the affected stores were reduced during the third quarter fiscal 2006 by approximately $885,000 due to the period that the restaurants were closed. During the fiscal 2007 period, we realized $151,000 of royalties that were previously deemed to be uncollectible, received franchise termination fees of $204,000 in connection with the sale of two franchise restaurants and recorded increased royalty income of approximately $107,000 as a result of our acquisition of the Arthur Treacher's intellectual property. At March 25, 2007, 357 domestic and international franchised or licensed units were operating as compared to 362 domestic and international franchised or licensed units at March 26, 2006. During the fiscal year ended March 25, 2007, royalty income from 16 domestic franchised locations has been deemed unrealizable as compared to 21 domestic franchised locations during the fiscal year ended March 26, 2006. Domestic franchise fee income was $351,000 in the fiscal 2007 period as compared to $389,000 in the fiscal 2006 period. International franchise fee income was $291,000 in the fiscal 2007 period as compared to $314,000 during the fiscal 2006 period. During the fiscal 2007 period, 19 new franchised units opened, including four units in Kuwait, one unit in Japan and one unit in the Dominican Republic. During the fiscal 2006 period, 30 new franchised units were opened, including five units in Kuwait, three units in Japan, two units in the United Arab Emirates, and one unit in the Dominican Republic. We also franchised one unit that previously operated pursuant to a management agreement. During the fiscal 2006 period, Nathan's also recognized $104,000 in connection with three forfeited franchise fees.

License royalties were $4,239,000 in the fiscal 2007 period as compared to $3,569,000 in the fiscal 2006 period. This increase was attributable to higher royalties from the sale of hot dogs, including the newly introduced Nathan's Kosher Hot Dogs, and new agreements to license our trademarks for use with hors d'oeuvres and other items. We also recovered royalties of approximately $168,000 relating to prior year pricing discrepancies, resulting from an internal review performed by our hot dog licensee of their reported sales.

Interest income was $663,000 in the fiscal 2007 period versus $459,000 in the fiscal 2006 period, primarily due to higher interest earned on the increased amount of cash and marketable securities that were invested at higher rates during the fiscal 2007 period as compared to the fiscal 2006 period.

Other income was $243,000 in the fiscal 2007 period versus $651,000 in the fiscal 2006 period. This reduction was primarily due to lower revenues under supplier contracts of $254,000, which was amortized into income of a six-year period that concluded in May 2006, and lower income from subleasing activities of $125,000.



Costs and Expenses from Continuing Operations

Cost of sales increased by $1,855,000 to $24,080,000 in the fiscal 2007 period from $22,225,000 in the fiscal 2006 period. Overall, during the fiscal 2007 period, our Branded Product Program incurred higher product costs totaling approximately $830,000. This increase is the result of the higher volume during the fiscal 2007 period than in the fiscal 2006 period; however, the increase was significantly reduced because of the lower cost of product during the fiscal 2007 period. Our gross profit (representing the difference between sales and cost of sales) was $9,345,000 or 28.0% of sales during the fiscal 2007 period as compared to $7,560,000 or 25.4% of sales during the fiscal 2006 period. The primary reason for this improved margin is the impact that the lower cost of beef has had on our Branded Product Program during the fiscal 2007 period. Commodity costs of our hot dogs had continuously risen during the prior three consecutive years. Beginning in the summer of 2005, prices began to soften and that trend continued during most of the fiscal 2007 period. Our cost of hot dogs was approximately 10.0% lower during the fiscal 2007 period than the fiscal 2006 period; however, there is no assurance that the current pricing will continue. Beginning February 2007, we have experienced an increase in our cost for our product, as compared to the previous seven months. During the fiscal 2007 period, the cost of restaurant sales at our six comparable Company-owned units was $7,087,000 or 59.7% of restaurant sales as compared to $6,694,000 or 58.6% of restaurant sales in the fiscal 2006 period. The increase was primarily due to higher labor and related costs. Cost of sales also increased by $632,000 in the fiscal 2007 period primarily due to higher sales volume to our television retailer.

Restaurant operating expenses were $3,194,000 in the fiscal 2007 period as compared to $3,180,000 in the fiscal 2006 period. During the fiscal 2007 period, we incurred higher costs of $47,000 in connection with recruiting and maintenance at our Coney Island restaurant in preparation for the summer season, which were partly offset by lower self-insurance costs and utility costs.

Depreciation and amortization was $782,000 in the fiscal 2007 period as compared to $803,000 in the fiscal 2006 period.

Amortization of intangible assets was $262,000 in both the fiscal 2007 and fiscal 2006 periods.

General and administrative expenses increased by $699,000 to $9,251,000 in the fiscal 2007 period as compared to $8,552,000 in the fiscal 2006 period. During the fiscal 2007 period, we incurred a new expense of $295,000 in connection with the adoption of SFAS No. 123R "Share Based Payment," which now requires Nathan's to record an expense for the fair value of options granted over the vesting period (See Note E). In June 2006, Nathan's granted 197,500 options having a total fair value of $1,218,000. We also incurred a new expense of $172,000 for professional services in connection with our ongoing Sarbanes-Oxley Section 404 compliance efforts, higher business development costs of $97,000 in connection with our Branded Product Program during the fiscal 2007 period than during the fiscal 2006 period, severance costs of $73,000, and higher professional fees of $7,000.

Interest expense was $1,000 during the fiscal 2007 period as compared to interest expense of $31,000 during the fiscal 2006 period. This was due to the reduction of interest expense arising from the repayment of an outstanding bank loan in January 2006, and the early termination of a capital lease obligation in July 2006.

Provision for Income Taxes from Continuing Operations

In the fiscal 2007 period, the income tax provision was $2,917,000 or 35.9% of income from continuing operations before income taxes as compared to $2,315,000 or 37.4% of income from continuing operations before income taxes in the fiscal 2006 period. Nathan's tax provision, excluding the effects of tax-exempt interest income, was 39.0% during the fiscal 2007 period as compared to 40.2% for the fiscal 2006 period.

Discontinued Operations

On July 13, 2005, we sold a vacant piece of property in Brooklyn, New York, to a third party. We also sold our leasehold interest in an adjacent property on January 17, 2006 to the same buyer. During the fiscal 2006 period, we recognized a gain of $2,919,000, net of associated expenses in connection with the sale of our vacant piece of property, which was partly offset by an operating loss of $80,000 during the fiscal 2006 period, in connection with this property. At March 26, 2006, the buyer owed Nathan's $439,000 from the sale of our leasehold interest and certain reimbursable operating expenses, whose collectibility was not then reasonably assured and therefore not included in income. In July 2006, we received $39,000 for the reimbursement of operating expenses from December 2005 and January 2006. In October 2006, we received $400,000 relating to the sale of our leasehold interest, which was due in July 2006. During the fiscal 2007 period, income of $39,000 and gain of $400,000 were recorded into income from discontinued operations resulting from these collections.

On January 26, 2006, two of Nathan's wholly-owned subsidiaries entered into a Lease Termination Agreement with respect to three (3) leased properties in Fort Lauderdale, Florida, with its landlord and CVS 3285 FL, L.L.C. ("CVS") to sell our leasehold interests to CVS for $2,000,000 before expenses. Pursuant to the Lease Termination Agreement, within 180 days following delivery of notice from CVS to Nathan's, we are required to deliver the vacated properties to CVS. On November 30, 2006, CVS provided Nathan's with notice that all necessary permits and approvals have been obtained and that all contingencies have either been waived or satisfied. This transaction was concluded on June 5, 2007. During the third quarter fiscal 2007, we reclassified the results of operations based upon the November 30 notice. Total revenues from these three properties were $100,000 and $84,000 for the fiscal years ended March 25, 2007 and March 26, 2006, respectively. Income before taxes from these three properties were $93,000 and $78,000 for the fiscal years ended March 25, 2007 and March 26, 2006, respectively.

Results of Operations

Fiscal Year Ended March 25, 2006 Compared to Fiscal Year Ended March 27, 2005

Revenues from Continuing Operations

Total sales increased by $6,489,000 or 27.9% to $29,785,000 for the fifty-two weeks ended March 26, 2006 ("fiscal 2006 period") as compared to $23,296,000 for the fifty-two weeks ended March 27, 2005 ("fiscal 2005 period"). Sales from the Branded Product Program increased by 52.0% to $16,476,000 for the fiscal 2006 period as compared to sales of $10,837,000 in the fiscal 2005 period. This increase was primarily attributable to increased volume from new accounts, and a price increase of approximately 2.2%. Sales at the six Company-owned Nathan's restaurants (including one seasonal restaurant) increased by $296,000 or 2.7% to $11,419,000 from $11,123,000, all of which operated during the same periods in both years. This increase is due primarily to higher volume during the summer at our Coney Island restaurant resulting from favorable weather conditions, together with an effective price increase of approximately 1.1%. During the fiscal 2006 period, sales to our television retailer were approximately $554,000 higher than the fiscal 2005 period, resulting from the introduction of new products, more frequent airings and sales increases per item sold.

Franchise fees and royalties increased by $19,000 to $6,785,000 in the fiscal 2006 period compared to $6,766,000 in the fiscal 2005 period. Franchise royalties were $6,014,000 in the fiscal 2006 period as compared to $6,095,000 in the fiscal 2005 period. Domestic franchise restaurant sales were $160,814,000 in the fiscal 2006 period as compared to $164,925,000 in the fiscal 2005 period. The total sales reduction associated with closed restaurants was approximately $13,236,000 of which $11,194,000 was related to closings in Florida, which lowered royalty income by approximately $351,000 overall and $270,000 in Florida. The decrease in restaurant sales was offset by an increase of $8,724,000 due to new stores that opened during the fiscal 2006 period and the full year effect of stores that opened during the fiscal 2005 period. Comparable domestic franchise sales (consisting of 184 restaurants) increased by $402,000 or 0.3% to $134,430,000 in the fiscal 2006 period as compared to $134,028,000 in the fiscal 2005 period taking into account the effects of Hurricane Wilma. On October 24, 2005, Hurricane Wilma hit southern Florida where our franchisees operated 71 restaurants. Most of these restaurants were affected by the storm and were temporarily closed. One Miami Subs restaurant sustained significant damage and was permanently closed. We estimate that franchisee sales and royalties from the affected stores were reduced in the third quarter fiscal 2006 by approximately $885,000 and $36,000, respectively, due to the period that the restaurants were closed. The foregoing reduction in royalties assumes full payment of royalties by the affected franchisees. At March 26, 2006, 362 domestic and international franchised or licensed units were operating as compared to 355 domestic and international franchised or licensed units at March 27, 2005. During the fifty-two weeks ended March 26, 2006, royalty income from 21 domestic franchised locations has been deemed unrealizable as compared to 25 domestic franchised locations during the fifty-two weeks ended March 27, 2005. Domestic franchise fee income was $351,000 in the fiscal 2006 period as compared to $355,000 in the fiscal 2005 period. International franchise fee income was $314,000 in the fiscal 2006 period as compared to $250,000 in the fiscal 2005 period. During the fiscal 2006 period, 30 new franchised units opened, including three units in Japan, five units in Kuwait, three units in the United Arab Emirates and one unit in the Dominican Republic. During the fiscal 2006 period, we franchised one restaurant that previously operated pursuant to a management agreement. During the fiscal 2005 period, 28 new domestic franchised units were opened. Fourteen of the new units that opened during the fiscal 2005 period were non-traditional stores for which lower franchise fees were earned. During the fiscal 2006 period, Nathan's also recognized $104,000 in connection with three forfeited franchise fees as compared to $66,000 during the fiscal 2005 period.

License royalties increased $237,000 or 7.1% to $3,569,000 in the fiscal 2006 period as compared to $3,332,000 in the fiscal 2005 period. This increase is primarily attributable to higher royalties earned from the sale of Nathan's frankfurters within supermarkets, club stores and other locations, and new license agreements entered into since the beginning of fiscal 2005, which were partly offset by lower royalties earned on the sale of condiments and the Nathan's griddle.

Interest income was $459,000 in the fiscal 2006 period versus $238,000 in the fiscal 2005 period due primarily to higher interest earned on the increased amount of marketable securities owned during the fiscal 2006 period as compared to the fiscal 2005 period. We have continued to invest our excess cash in marketable securities.

Investment and other income was $651,000 in the fiscal 2006 period versus $567,000 in the fiscal 2005 period due primarily to higher subleasing income of $128,000, which was partly offset by a decrease in revenue recognized under supplier contracts of $41,000.

Costs and Expenses from Continuing Operations

Cost of sales increased by $4,959,000 to $22,225,000 in the fiscal 2006 period from $17,266,000 in the fiscal 2005 period. During the fiscal 2006 period, we incurred higher costs of our Branded Product Program totaling approximately $4,542,000 primarily in connection with the increased volume during the fiscal 2006 period as compared to the fiscal 2005 period. We also paid more for beef products during the fiscal 2006 period, despite the softening of the market during the second half of fiscal 2006. Commodity costs of our hot dogs, which increased for three consecutive years, were approximately 1.3% higher during the fiscal 2006 period than the fiscal 2005 period. These commodity cost increases caused us to increase our selling prices beginning in June 2005 in an effort to reduce the margin pressure that we continued to experience. The cost of restaurant sales at our six comparable units (including one seasonal restaurant) was $6,695,000 or 58.6% of restaurant sales as compared to $6,709,000 or 60.3% of restaurant sales in the fiscal 2005 period. This reduction was primarily due to lower



labor and associated costs. Combined food and paper costs, as a percentage of restaurant sales, were slightly lower in the fiscal 2006 period than in the fiscal 2005 period due to the effects of re-engineering of our menu and certain retail price increases to mitigate higher beef costs. Cost of sales also increased by $432,000 in the fiscal 2006 period due to higher sales to our television retailer.

Restaurant operating expenses increased by $117,000 to $3,180,000 during the fiscal 2006 period from $3,063,000 during the fiscal 2005 period. Utility costs increased by $118,000 or 21.1% as compared to the fiscal 2005 period. Lower occupancy and marketing costs during the fiscal 2006 period offset the other cost increases.

Depreciation and amortization decreased by $106,000 to $803,000 in the fiscal 2006 period from $909,000 in the fiscal 2005 period resulting from the expiration of the amortization period of the new accounting software implemented as part of Nathan's Y2K efforts and the effect of asset disposals.

Amortization of intangible assets was $262,000 in the fiscal 2006 period as compared to $263,000 in the fiscal 2005 period.

General and administrative expenses increased by $211,000 to $8,552,000 in the fiscal 2006 period as compared to $8,341,000 in the fiscal 2005 period. The increase in general and administrative expenses was primarily due to higher total compensation expense of $227,000, substantially in connection with increased earnings by the Company, which includes $146,000 related to increased earnings by the Company resulting from the sale of a vacant piece of property in Brooklyn, NY to a third party, as discussed below. During the fiscal 2005 period, we recorded severance expense of $158,000. Higher sales solicitation costs of $52,000 were incurred in connection with the Branded Product Program during the fiscal 2006 period, which were partly offset by lower professional fees of $42,000 and lower corporate insurance costs of $35,000.

Interest expense was $31,000 during the fiscal 2006 period as compared to $49,000 during the fiscal 2005 period. The reduction in interest expense relates primarily to the repayment of outstanding loans between the two periods.

Provision for Income Taxes from Continuing Operations

In the fiscal 2006 period, the income tax provision was $2,315,000 or 37.4% of income from continuing operations before income taxes as compared to $1,524,000 or 35.2% of income from continuing operations before income taxes in the fiscal 2005 period. During the fiscal 2005 period, Nathan's received a refund of prior years' state income taxes, which, net of applicable federal income tax, was approximately $81,000, lowering the effective tax rate by 1.9% during the fiscal 2005 period.

Discontinued Operations

On July 13, 2005, we sold a vacant piece of property in Brooklyn, NY to a third party, which was classified as "available-for-sale" at March 27, 2005. The property had a carrying value of $187,000 and Nathan's recognized a gain before income taxes of $2,819,000, net of associated expenses. On January 15, 2006, the adjacent parcel of vacant land that we leased was also sold to the same buyer. In connection with that sale, we recognized into income the $100,000 deposit received in contemplation of the sale for our leasehold interest. In addition, we closed one Company-operated restaurant during fiscal 2005. Revenues were $415,000 from that restaurant during the fiscal 2005 period. Income before income taxes from discontinued operations during the fiscal 2006 period was $2,942,000 as compared to loss before income taxes of $112,000 during the fiscal 2005 period.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements.

Liquidity and Capital Resources

Cash and cash equivalents at March 25, 2007 aggregated $6,932,000, increasing by $3,923,000 during the fiscal 2007 period. At March 25, 2007, marketable securities were $22,785,000 and net working capital increased to $27,375,000 from $19,075,000 at March 26, 2006.

Cash provided by operations of $8,191,000 in the fiscal 2007 period is primarily attributable to net income of $5,543,000, plus non-cash items and gains on sales of leasehold interest and fixed assets of $1,074,000. Changes in Nathan's operating assets and liabilities increased cash by $1,574,000 principally due to an increase in payables and accrued expenses of $1,374,000. Nathan's reduced its current year tax installments by approximately $551,000 of prepaid income taxes recorded as of March 25, 2007, which was partly offset by prepaid insurance of $174,000, reflecting the timing of our insurance renewals. Deferred franchise fees increased by $156,000 from cash received in connection with future restaurant openings. The sale of inventory on hand by our Branded Product Program and our television retailer generated cash of $27,000. Cash was reduced from increased accounts receivable and notes receivable of $117,000 primarily resulting from increased royalties from retail licensees and higher sales of the Branded Product Program.

We used cash for investment purposes of $6,030,000 in the fiscal 2007 period, primarily to purchase "available for sale" securities of $5,972,000 and invested $539,000 in capital expenditures, which were partly offset with proceeds received from the sale of a leasehold interest of $400,000 and the receipt of payments of $87,000 from notes receivable.

We generated cash from our financing activities of $1,762,000 in the fiscal 2007 period. We received net proceeds of $722,000 from the exercise of employee stock options, and expect to receive an income tax benefit from the exercise of stock options of $1,079,000, which were partly offset by our payments made to terminate our capitalized lease obligation of $39,000.

On September 14, 2001, Nathan's was authorized to purchase up to one million shares of its common stock. Pursuant to its stock repurchase program, we repurchased one million shares of common stock in open market transactions and a private transaction at a total cost of $3,670,000 through the quarter ended September 29, 2002. On October 7, 2002, Nathan's was authorized to purchase up to one million additional shares of its common stock. Through March 25, 2007, Nathan's purchased 891,100 shares of common stock at a cost of approximately $3,488,000. To date, Nathan's has purchased a total of 1,891,100 shares of common stock at a cost of approximately $7,158,000. There were no repurchases of the Company's common stock during the fifty-two weeks ended March 25, 2007. Nathan's may make additional purchases of stock from time to time, depending on market conditions, in open market or in privately negotiated transactions, at prices deemed appropriate by management. There is no set time limit on the purchases. Nathan's expects to fund its stock repurchases from its operating cash flow.

At March 25, 2007, there were 27 properties that we either own or lease from third parties, which we lease or sublease to franchisees, operating managers and non-franchisees. We remain contingently liable for all costs associated with these properties including: rent, property taxes and insurance. We may incur future cash payments with respect to such properties, consisting primarily of future lease payments, including costs and expenses associated with terminating any of such leases. Additionally, we had previously guaranteed financing on behalf of certain franchisees with two third-party lenders. At March 25, 2007 our potential obligations for these loans have been eliminated.

The following schedule represents Nathan's cash contractual obligations and the expiration of other contractual commitments by maturity at March 25, 2007 (in thousands):

	Payments Due by Period				
Cash Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Employment Agreements	$ 3,812	$1,059	$1,053	$ 800	$ 900
Operating Leases	8,992	2,782	3,708	1,588	914
Gross Contractual Obligations	12,804	3,841	4,761	2,388	1,814
Sublease Income	6,584	1,642	2,504	1,491	947
Net Contractual Obligations	$ 6,220	$2,199	$2,257	$ 897	$ 867

Management believes that available cash, marketable securities and cash generated from operations should provide sufficient capital to finance our operations for at least the next twelve months. We currently maintain a $7,500,000 uncommitted bank line of credit and have never borrowed any funds under this line of credit.

Nathan's philosophy with respect to maintaining a balance sheet with a significant amount of cash and marketable securities reflects our views of maintaining readily available capital to expand our existing business and any new business opportunities, which might present themselves to expand our business. Nathan's routinely assesses its investment management approach with respect to our current and potential capital requirements.

We expect that we will make additional investments in certain existing restaurants and support the growth of the Branded Product Program in the future and fund those investments from our operating cash flow. We may also incur capital expenditures in connection with opportunistic investments on a case-by-case basis.

Seasonality

Our business is affected by seasonal fluctuations, the effects of weather and economic conditions. Historically, restaurant sales from Company-owned restaurants, franchised restaurants from which royalties are earned and the Company's earnings have been highest during our first two fiscal quarters with the fourth fiscal quarter typically representing the slowest period. This seasonality is primarily attributable to weather conditions in the marketplace for our Company-owned and franchised Nathan's restaurants, which is principally the New York metropolitan area. We believe that future revenues and profits will continue to be highest during our first two fiscal quarters with the fourth fiscal quarter representing the slowest period.



Inflationary Impact

We believe that general inflation has not materially impacted earnings during the past three years. Nevertheless, during that period of time our commodity costs for beef have increased significantly while other costs have increased slightly. Beginning with fiscal 2004, throughout fiscal 2005 and into the first half of fiscal 2006, the price of our beef products rose dramatically over historical norms before softening somewhat during the second half of fiscal 2006 and continued softening until February 2007, which is when beef cost began to increase. As previously discussed, Nathan's increased prices in response to the increased commodity costs. In addition, during fiscal 2005, fiscal 2006 and in fiscal 2007, we have realized the impact of higher oil prices in the form of higher distribution costs for our products and utility costs in our Company-owned restaurants. From time to time, various Federal and New York State legislators have proposed changes to the minimum wage requirements. On May 25, 2007, President Bush signed legislation immediately increasing the Federal minimum wage to $5.85 per hour, with increases to $6.55 per hour one year later and to $7.25 per hour two years later. This increase has not had a material impact on our results of operations or financial position, as the vast majority of our employees were not affected by this increase. Although we only operate six Company-owned restaurants, we believe that significant increases in the minimum wage could have a significant financial impact on our financial results and the results of our franchisees. Continued increases in labor, food and other operating expenses could adversely affect our operations and those of the restaurant industry and we might have to further reconsider our pricing strategy as a means to offset reduced operating margins.

The Company's business, financial condition, operating results and cash flows can be impacted by a number of factors, including but not limited to those set forth above in "Management's Discussion and Analysis of Financial Condition and Results of Operations," any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. For a discussion identifying additional risk factors and important factors that could cause actual results to differ materially from those anticipated, also see the discussions in "Forward-Looking Statements," "Risk Factors" and "Notes to Consolidated Financial Statements" in this Annual Report.

Qualitative and Quantitative Disclosures About Market Risk

Cash and Cash Equivalents

We have historically invested our cash and cash equivalents in short term, fixed rate, highly rated and highly liquid instruments, which are reinvested when they mature throughout the year. Although our existing investments are not considered at risk with respect to changes in interest rates or markets for these instruments, our rate of return on short-term investments could be affected at the time of reinvestment as a result of intervening events. As of March 25, 2007, Nathans' cash and cash equivalents aggregated $6,932,000. Earnings on these cash and cash equivalents would increase or decrease by approximately $17,300 per annum for each 0.25% change in interest rates.

Marketable Securities

We have invested our marketable securities in intermediate term, fixed rate, highly rated and highly liquid instruments. These investments are subject to fluctuations in interest rates. As of March 25, 2007, the market value of Nathans' marketable securities aggregated $22,785,000. Interest income on these marketable securities would increase or decrease by approximately $57,000 per annum for each 0.25% change in interest rates. The following chart presents the hypothetical changes in the fair value of the marketable investment securities held at March 25, 2007 that are sensitive to interest rate fluctuations (in thousands):

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
	(150BPS)	(100BPS)	(50BPS)	Value	+50BPS	+100BPS	+150BPS
Municipal notes and bonds	$24,130	$23,671	$23,223	$22,785	$22,354	$21,930	$21,512

Borrowings

The interest rate on our prior borrowings was generally determined based upon the prime rate and was subject to market fluctuation as the prime rate changed, as determined within each specific agreement. We do not anticipate entering into interest rate swaps or other financial instruments to hedge our borrowings. At March 25, 2007, we had no outstanding indebtedness. If we were to borrow money in the future, such borrowings would be based upon the then prevailing interest rates. We maintain a $7,500,000 credit line at the prime rate (8.25% as of March 25, 2007). We have never borrowed any funds under this credit line. Accordingly, we do not believe that fluctuations in interest rates would have a material impact on our financial results.

Commodity Costs

The cost of commodities is subject to market fluctuation. We have not attempted to hedge against fluctuations in the prices of the commodities we purchase using future, forward, option or other instruments. As a result, our future commodities purchases are subject to changes in the prices of such commodities. Generally, we attempt to pass through permanent increases in our commodity prices to our customers, thereby reducing the impact of long-term increases on our financial results. A short term increase or decrease of 10.0% in the cost of our food and paper products for the fifty-two weeks ended March 25, 2007 would have increased or decreased our cost of sales by approximately $1,822,000.

Foreign Currencies

Foreign franchisees generally conduct business with us and make payments in United States dollars, reducing the risks inherent with changes in the values of foreign currencies. As a result, we have not purchased future contracts, options or other instruments to hedge against changes in values of foreign currencies and we do not believe fluctuations in the value of foreign currencies would have a material impact on our financial results.

Forward-Looking Statements

Statements in this Annual Report may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These risks and uncertainties, many of which are not within our control, include, but are not limited to: the future effects of bovine spongiform encephalopathy, BSE, first identified in the United States on December 23, 2003; economic, weather, legislative and business conditions; the collectibility of receivables; changes in consumer tastes; the ability to continue to attract franchisees; no material increases in the minimum wage; and our ability to attract competent restaurant and managerial personnel, as well as those risks discussed from time to time in this Annual Report for the year ended March 25, 2007, and in other documents which we file with the Securities and Exchange Commission. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements. We generally identify forward-looking statements with the words "believe," "intend," "plan," "expect," "anticipate," "estimate," "will," "should" and similar expressions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Annual Report.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	March 25, 2007	March 26, 2006
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 6,932**	$ 3,009
Marketable securities	**22,785**	16,882
Notes and accounts receivable, net	**3,777**	3,664
Inventories	**790**	817
Assets available for sale	**46**	—
Prepaid expenses and other current assets	**1,020**	1,263
Deferred income taxes	**1,471**	1,364
Total current assets	**36,821**	26,999
Notes receivable, net	**60**	137
Property and equipment, net	**4,270**	4,568
Goodwill	**95**	95
Intangible assets, net	**3,628**	3,884
Deferred income taxes	**1,477**	1,484
Other assets, net	**224**	256
	$46,575	$37,423
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Current maturities of capital lease obligation	**$ —**	$ 8
Accounts payable	**2,433**	2,091
Accrued expenses and other current liabilities	**6,638**	5,606
Deferred franchise fees	**375**	219
Total current liabilities	**9,446**	7,924
Capital lease obligation, less current maturities	**—**	31
Other liabilities	**1,250**	1,420
Total liabilities	**10,696**	9,375
Commitments and Contingencies (Note L)		
Stockholders' Equity		
Common stock, $.01 par value; 30,000,000 shares authorized; 7,909,183 and 7,600,399 shares issued; and 6,018,083 and 5,709,299 shares outstanding at March 25, 2007 and March 26, 2006, respectively	**79**	76
Additional paid-in capital	**45,792**	43,699
Deferred compensation	**(136)**	(208)
Accumulated deficit	**(2,654)**	(8,197)
Accumulated other comprehensive loss	**(44)**	(164)
	43,037	35,206
Treasury stock, at cost, 1,891,100 shares at March 25, 2007 and March 26, 2006	**(7,158)**	(7,158)
Total stockholders' equity	**35,879**	28,048
	$46,575	$37,423

The accompanying notes are an integral part of these statements.

Consolidated Statements of Earnings

(in thousands, except share and per share amounts)

	Fifty-Two Weeks Ended March 25, 2007	Fifty-Two Weeks Ended March 26, 2006	Fifty-Two Weeks Ended March 27, 2005
Revenues			
Sales	**$33,425**	$29,785	$23,296
Franchise fees and royalties	**7,160**	6,785	6,766
License royalties	**4,239**	3,569	3,332
Interest income	**663**	459	238
Other income	**243**	651	567
Total revenues	**45,730**	41,249	34,199
Costs and Expenses			
Cost of sales	**24,080**	22,225	17,266
Restaurant operating expenses	**3,194**	3,180	3,063
Depreciation and amortization	**782**	803	909
Amortization of intangible assets	**262**	262	263
General and administrative expenses	**9,251**	8,552	8,341
Interest expense	**1**	31	49
Other expense (income), net	**35**	—	(16)
Total costs and expenses	**37,605**	35,053	29,875
Income from continuing operations before provision for income taxes	**8,125**	6,196	4,324
Provision for income taxes	**2,917**	2,315	1,524
Income from continuing operations	**5,208**	3,881	2,800
Income (loss) from discontinued operations, including gains on disposal of discontinued operations of $400 in 2007 and $2,919 in 2006, before income taxes	**557**	2,942	(112)
Income tax expense (benefit)	**222**	1,146	(49)
Income (loss) from discontinued operations	**335**	1,796	(63)
Net income	**$ 5,543**	$ 5,677	$ 2,737
Per Share Information			
Basic income per share:			
Income from continuing operations	**$ .89**	$ .70	$ .53
Income (loss) from discontinued operations	**.06**	.32	(.01)
Net income	**$ .95**	$ 1.02	$ .52
Diluted income per share:			
Income from continuing operations	**$ .82**	$ .59	$ .46
Income (loss) from discontinued operations	**.05**	.28	(.01)
Net income	**$ .87**	$ .87	$ .45
Weighted average shares used in computing income per share			
Basic	**5,836,000**	5,584,000	5,307,000
Diluted	**6,341,000**	6,546,000	6,080,000

The accompanying notes are an integral part of these statements.

Consolidated Statement of Stockholders' Equity

(in thousands, except share amounts)

Fifty-Two Weeks Ended March 25, 2007, March 26, 2006 and March 27, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock, at Cost Shares	Treasury Stock, at Cost Amount	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance, March 28, 2004	7,065,202	$71	$40,746	—	$(16,611)	$ 67	1,851,301	$(6,921)	$17,352	
Shares issued in connection with the exercise of warrants	142,855	1	856	—	—	—	—	—	857	
Shares issued in connection with exercise of employee stock options	182,260	1	529	—	—	—	—	—	530	
Income tax benefit on stock option exercises	—	—	172	—	—	—	—	—	172	
Issuance of restricted stock award	50,000	1	362	(363)	—	—	—	—	—	
Amortization of deferred compensation relating to restricted stock	—	—	—	82	—	—	—	—	82	
Repurchase of treasury stock	—	—	—	—	—	—	39,799	(237)	(237)	
Unrealized (losses) on marketable securities, net of deferred income tax (benefit) of ($95)	—	—	—	—	—	(137)	—	—	(137)	(137)
Net income	—	—	—	—	2,737	—	—	—	2,737	2,737
Comprehensive income	—	—	—	—	—	—	—	—	—	$2,600
Balance, March 27, 2005	7,440,317	$74	$42,665	$(281)	$(13,874)	$ (70)	1,891,100	$(7,158)	$21,356	
Shares issued in connection with exercise of employee stock options	160,082	2	640	—	—	—	—	—	642	
Income tax benefit on stock option exercises	—	—	394	—	—	—	—	—	394	
Amortization of deferred compensation relating to restricted stock	—	—	—	73	—	—	—	—	73	
Unrealized (losses) on marketable securities, net of deferred income tax (benefit) of ($63)	—	—	—	—	—	(94)	—	—	(94)	(94)
Net income	—	—	—	—	5,677	—	—	—	5,677	5,677
Comprehensive income	—	—	—	—	—	—	—	—	—	$5,583
Balance, March 26, 2006	7,600,399	$76	$43,699	$(208)	$ (8,197)	$(164)	1,891,100	$(7,158)	$28,048	
Shares issued in connection with exercise of employee stock options	308,784	3	719	—	—	—	—	—	722	
Income tax benefit on stock option exercises	—	—	1,079	—	—	—	—	—	1,079	
Share-based compensation	—	—	295	—	—	—	—	—	295	
Amortization of deferred compensation relating to restricted stock	—	—	—	72	—	—	—	—	72	
Unrealized gains on marketable securities, net of deferred income tax of $80	—	—	—	—	—	120	—	—	120	120
Net income	—	—	—	—	5,543	—	—	—	5,543	5,543
Comprehensive income	—	—	—	—	—	—	—	—	—	$5,663
Balance, March 25, 2007	**7,909,183**	**$79**	**$45,792**	**$(136)**	**$ (2,654)**	**$ (44)**	**1,891,100**	**$(7,158)**	**$35,879**	

The accompanying notes are an integral part of this statement.

Consolidated Statements of Cash Flows

(in thousands)

	Fifty-Two Weeks Ended March 25, 2007	Fifty-Two Weeks Ended March 26, 2006	Fifty-Two Weeks Ended March 27, 2005
Cash Flows from Operating Activities:			
Net income	**$ 5,543**	$ 5,677	$ 2,737
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**791**	812	918
Amortization of intangible assets	**262**	262	263
Amortization of bond premium	**269**	232	155
Amortization of deferred compensation	**72**	73	82
Gain on disposal of fixed assets	**(429)**	(2,985)	(84)
Loss on sale of available-for-sale securities	**—**	2	—
Share based compensation expense	**295**	—	—
Provision for doubtful accounts	**(6)**	10	13
Income tax benefit on stock option exercises	**—**	394	172
Deferred income taxes	**(180)**	175	915
Changes in operating assets and liabilities:			
Notes and accounts receivable	**(117)**	(567)	(1,371)
Inventories	**27**	(129)	55
Prepaid expenses and other current assets	**243**	(223)	(479)
Other assets	**32**	(11)	5
Accounts payable, accrued expenses and other current liabilities	**1,374**	600	311
Deferred franchise fees	**156**	(119)	165
Other liabilities	**(141)**	(142)	(549)
Net cash provided by operating activities	**8,191**	4,061	3,308
Cash Flows from Investing Activities:			
Proceeds from sale of available-for-sale securities	**—**	2,245	1,357
Purchase of available-for-sale securities	**(5,972)**	(7,877)	(5,910)
Purchase of intellectual property	**(6)**	(1,346)	—
Purchases of property and equipment	**(539)**	(795)	(588)
Payments received on notes receivable	**87**	350	331
Proceeds from sales of property and equipment	**400**	3,621	11
Net cash used in investing activities	**(6,030)**	(3,802)	(4,799)
Cash Flows from Financing Activities:			
Principal repayments of notes payable and capitalized lease obligations	**(39)**	(827)	(173)
Repurchase of treasury stock	**—**	—	(237)
Income tax benefit on stock option exercises	**1,079**	—	—
Proceeds from the exercise of stock options and warrants	**722**	642	1,387
Net cash provided by (used in) financing activities	**1,762**	(185)	977
Net change in cash and cash equivalents	**3,923**	74	(514)
Cash and cash equivalents, beginning of year	**3,009**	2,935	3,449
Cash and cash equivalents, end of year	**$ 6,932**	$ 3,009	$ 2,935
Cash paid during the year for:			
Interest	**$ 1**	$ 31	$ 49
Income taxes	**$ 1,353**	$ 3,040	$ 522

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts) March 25, 2007, March 26, 2006 and March 27, 2005

Note A—Description and Organization of Business

Nathan's Famous, Inc. and subsidiaries (collectively the "Company" or "Nathan's") has historically operated or franchised a chain of retail fast food restaurants featuring the Nathan's Famous brand of all beef frankfurters, fresh crinkle-cut French-fried potatoes and a variety of other menu offerings. Nathan's has also established a Branded Product Program, which enables food-service retailers to sell some of Nathan's proprietary products outside of the realm of a traditional franchise relationship. The Company, through wholly owned subsidiaries, is also the franchisor of Kenny Rogers Roasters ("Roasters") and Miami Subs (See Note O). The Company is also the owner of the Arthur Treacher's brand (See Note C). Miami Subs features a wide variety of lunch, dinner and snack foods, including hot and cold sandwiches and various ethnic foods. Roasters features home-style family foods based on a menu centered around wood-fire rotisserie chicken. Arthur Treacher's main product is its "Original Fish & Chips" product consisting of fish fillets coated with a special batter prepared under a proprietary formula, deep-fried golden brown, and served with English-style chips and corn meal "hush puppies." The Company considers its subsidiaries to be in the food service industry, and has pursued co-branding and co-hosting initiatives; accordingly, management has evaluated the Company as a single reporting unit.

At March 25, 2007, the Company's restaurant system, consisting of Nathan's Famous, Kenny Rogers Roasters and Miami Subs restaurants, included six company-owned units in the New York City metropolitan area and 357 franchised or licensed units, including three units operating pursuant to management agreements located in 22 states and 11 foreign countries.

Note B—Summary of Significant Accounting Policies

The following significant accounting policies have been applied in the preparation of the consolidated financial statements:

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

2. Fiscal Year

The Company's fiscal year ends on the last Sunday in March, which results in a 52- or 53-week reporting period. The results of operations and cash flows for the fiscal years ended March 25, 2007, March 26, 2006, and March 27, 2005 are all on the basis of 52-week reporting periods.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management in preparing the consolidated financial statements include revenue recognition, the allowance for doubtful accounts, the allowance for impaired notes receivable, the self-insurance reserve, valuation of stock-based compensation, income taxes and impairment charges on goodwill and long-lived assets.

4. Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents is cash restricted for untendered shares associated with the acquisition of Nathan's in 1987 of $54 at March 25, 2007 and $83 at March 26, 2006.

5. Impairment of Notes Receivable

Nathan's follows the guidance in Statement of Financial Accounting Standards ("SFAS") No. 114 ("SFAS No. 114") "Accounting by Creditors for Impairment of a Loan," as amended. Pursuant to SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. When evaluating a note for impairment, the factors considered include: (a) indications that the borrower is experiencing business problems such as operating losses, marginal working capital, inadequate cash flow or business interruptions, (b) loans secured by collateral that is not readily marketable, or (c) loans that are susceptible to deterioration in realizable value. When determining impairment, management's assessment includes its intention to extend certain leases beyond the minimum lease term and the debtor's ability to meet its obligation over that extended term. In certain cases where Nathan's has determined that a loan has been impaired, it generally does not expect to extend or renew the underlying leases. Based on the Company's analysis, it has determined that there are notes that have incurred such an impairment. Following are summaries of impaired notes receivable and the allowance for impaired notes receivable:

	March 25, 2007	March 26, 2006
Total recorded investment in impaired notes receivable	**$ 1,654**	$ 1,801
Allowance for impaired notes receivable	**(1,628)**	(1,680)
Recorded investment in impaired notes receivable, net	**$ 26**	$ 121
Allowance for impaired notes receivable at beginning of the fiscal year	**$ 1,680**	$ 1,701
Recovery of impaired notes receivable	**(52)**	(21)
Allowance for impaired notes receivable at end of the fiscal year	**$ 1,628**	$ 1,680

Based on the present value of the estimated cash flows of identified impaired notes receivable, the Company records interest income on its impaired notes receivable on a cash basis. The following represents the interest income recognized on and average recorded investment in impaired notes receivable.

	March 25, 2007	March 26, 2006	March 27, 2005
Interest income recorded on impaired notes receivable	**$ 8**	$ 1	$ 13
Average recorded investment in impaired notes receivable	**$1,747**	$1,817	$1,942

6. Inventories

Inventories, which are stated at the lower of cost or market value, consist primarily of food items and supplies. Inventories also include equipment and marketing items in connection with the Branded Product Program. Cost is determined using the first-in, first-out method.

7. Marketable Securities

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company determines the appropriate classification of securities at the time of purchase and reassesses the appropriateness of the classification at each reporting date. At March 25, 2007 and March 26, 2006, all marketable securities held by the Company have been classified as available-for-sale and, as a result, are stated at fair value, with unrealized gains and losses on available-for-sale securities included as a component of accumulated other comprehensive loss in the accompanying consolidated balance sheets. Realized gains and losses on the sale of securities, as determined on a specific identification basis, are included in the accompanying consolidated statements of earnings (See Note F).

8. Sales of Restaurants

The Company observes the provisions of SFAS No. 66, "Accounting for Sales of Real Estate," ("SFAS No. 66") which establishes accounting standards for recognizing profit or loss on sales of real estate. SFAS No. 66 provides for profit recognition by the full accrual method, provided (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete, that is, the seller is not obliged to perform significant activities after the sale to earn the profit. Unless both conditions exist, recognition of all or part of the profit shall be postponed and other methods of profit recognition shall be followed. In accordance with SFAS No. 66, the Company recognizes profit on sales of restaurants under the full accrual method, the installment method and the deposit method, depending on the specific terms of each sale. The Company records depreciation expense on the property subject to the sales contracts that are accounted for under the deposit method and records any principal payments received as a deposit until such time that the transaction meets the sales criteria of SFAS No. 66.

As of March 25, 2007 and March 26, 2006, the Company had deferred gains, included in other liabilities, on the sales of restaurants, which are accounted for under the installment method, of $34 and $145, respectively. Installment gains recognized in earnings for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005 were $29, $51 and $73, respectively.

9. Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Major improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation and amortization are calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term of the related asset. The estimated useful lives are as follows:

Building and improvements	5–25 years
Machinery, equipment, furniture and fixtures	3–15 years
Leasehold improvements	5–20 years

10. Goodwill and Intangible Assets

Intangible assets primarily consist of (i) goodwill of $95 resulting from the acquisition of Nathan's in 1987; (ii) trademarks, trade names and franchise rights of $427 in connection with Roasters; (iii) trademarks, trade names and franchise rights of $1,847 in connection with Miami Subs; and (iv) trademarks, trade names and other intellectual property of $1,354 primarily in connection with Arthur Treacher's (See Note C).



(in thousands, except share and per share amounts) March 25, 2007, March 26, 2006 and March 27, 2005 (continued)

The table below presents amortized and unamortized intangible assets as of March 25, 2007 and March 26, 2006:

	March 25, 2007			March 26, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:						
Royalty streams	$4,259	$(2,053)	$2,206	$4,259	$(1,792)	$2,467
Favorable leases	115	(115)	—	285	(285)	—
Other	6	(4)	2	6	(3)	3
	$4,380	$(2,172)	$2,208	$4,550	$(2,080)	$2,470
Unamortized intangible assets:						
Trademarks and trade names			1,420			1,414
			$3,628			$3,884
Goodwill			$ 95			$ 95

As of March 25, 2007 and March 26, 2006, the Company has performed its required annual impairment test of goodwill and other intangible assets, and has determined no impairment is deemed to exist.

Total amortization expense for intangible assets was $262, $262 and $263 for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005. The Company estimates future annual amortization expense of approximately $262 per year for each of the next five years.

11. Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from use of the assets and their ultimate disposition. In instances where impairment is determined to exist, the Company writes down the asset to its fair value based on the present value of estimated future cash flows.

Impairment losses are recorded on long-lived assets on a restaurant-by-restaurant basis whenever impairment factors are determined to be present. The Company considers a history of restaurant operating losses to be its primary indicator of potential impairment for individual restaurant locations. No units were deemed impaired during the fiscal years, ended March 25, 2007, March 26, 2006 and March 27, 2005.

12. Self-Insurance

The Company is self-insured for portions of its general liability coverage. As part of Nathan's risk management strategy, its insurance programs include deductibles for each incident and in the aggregate for a policy year. As such, Nathan's accrues estimates of its ultimate self-insurance costs throughout the policy year. These estimates have been developed based upon Nathan's historical trends; however, the final cost of many of these claims may not be known for five years or longer. Accordingly, Nathan's annual self-insurance costs may be subject to adjustment from previous estimates as facts and circumstances change. The self-insurance accruals at March 25, 2007 and March 26, 2006 were $197 and $281, respectively, and are included in "accrued expenses and other current liabilities" in the accompanying consolidated balance sheets.

During the fifty-two weeks ended March 25, 2007, March 26, 2006 and March 27, 2005, the Company reversed approximately $53, $55 and $71, respectively, of previously recorded insurance accruals to reflect the revised estimated cost of claims.

13. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximate fair value due to the short-term maturities of the instruments. The carrying amounts of the capital lease obligation and notes receivable approximate their fair values as the current interest rates on such instruments approximates current market interest rates on similar instruments.

14. Stock-Based Compensation

At March 25, 2007, the Company had several stock-based employee compensation plans in effect which are more fully described in Note K.

As of the beginning of fiscal 2007, Nathan's adopted SFAS No. 123R, "Share-based Payment," ("SFAS No. 123R") using the modified prospective method. SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation, ("SFAS No. 123") and supersedes Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," ("APB No. 25"). SFAS No. 123R requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values measured at the grant date, or the date of later modification, over the requisite service period. In addition, under the modified prospective approach, SFAS No. 123R requires unrecognized cost (based on the



amounts previously disclosed in pro forma footnote disclosures) related to awards vesting after the date of initial adoption to be recognized by the Company in the financial statements over the remaining requisite service period. Therefore, the amount of compensation costs to be recognized over the requisite service period on a prospective basis after March 26, 2006 includes: (i) previously unrecognized compensation cost for all share-based payments granted prior to, but not yet vested as of, March 26, 2006 based on their fair values measured at the grant date, (ii) compensation cost of all share-based payments granted subsequent to March 26, 2006 based on their respective grant date fair value, and (iii) the incremental fair value of awards modified subsequent to March 26, 2006 measured as of the date of such modification.

When recording compensation cost for equity awards, SFAS No. 123R requires companies to estimate at the date of grant the number of equity awards granted that are expected to be forfeited and to subsequently adjust the estimated forfeitures to reflect actual forfeitures.

For tax purposes, Nathan's expects to be entitled to a tax deduction, subject to certain limitations, based on the fair value of the underlying equity award when the stock options vest or are exercised. SFAS No. 123R requires that compensation cost be recognized in the financial statements based on the fair value measured at the grant date, or the date of later modification, over the requisite service period. The cumulative compensation cost recognized for equity awards pursuant to SFAS No. 123R and amounts that ultimately will be deductible for tax purposes are temporary differences as prescribed by SFAS No. 109, "Accounting for Income Taxes." The tax effect of compensation deductions for tax purposes in excess of compensation cost recognized in the financial statements, if any, will be recorded as an increase to additional paid-in capital when realized. A deferred tax asset recorded for compensation cost recognized in the financial statements that exceeds the amount that is ultimately realized on the tax return, if any, will be charged to income tax expense when the stock options vest or are exercised or expire unless we have an available additional paid-in capital pool, as defined pursuant to SFAS No. 123R ("APIC Pool"). Nathan's is required to assess whether there is an available APIC Pool when the restrictions lapse or stock options are exercised or expire.

SFAS No. 123R also amends SFAS No. 95, "Statement of Cash Flows," to require companies to change the classification in the statement of cash flows of any tax benefits realized upon the exercise of stock options or issuance of non-vested share unit awards in excess of that which is associated with the expense recognized for financial reporting purposes. These amounts are required to be reported as a financing cash inflow rather than as a reduction of income taxes paid in operating cash flows.

In October 2005, the FASB issued Staff Position No. FAS 123R-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB SFAS No. 123R." As a practical accommodation, in determining the grant date of an award subject to SFAS No. 123R, assuming all other criteria in the grant date definition have been met, a mutual understanding of the key terms and conditions of an award to an individual employee shall be presumed to exist at the date the award is approved in accordance with the relevant corporate governance requirements if both of the following conditions are met: (a) the award is a unilateral grant and, therefore, the recipient does not have the ability to negotiate the key terms and conditions of the award with the employer; and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval.

In November 2005, the FASB issued Staff Position No. FAS 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." FAS 123R-3 provides that companies may elect to use a specified alternative method to calculate the historical APIC Pool of excess tax benefits available to absorb tax deficiencies recognized upon adoption of SFAS No. 123R.

The option to use the alternative method is available regardless of whether SFAS No. 123R was adopted using the modified prospective or modified retrospective application transition method, and whether it has the ability to calculate its pool of excess tax benefits in accordance with the guidance in paragraph 81 of SFAS No. 123R. This method only applies to awards that are fully vested and outstanding upon adoption of SFAS No. 123R.

The adoption of these staff positions has not had a material impact on our financial position or results of operations.

The pre-tax share-based compensation expense recognized pursuant to the adoption of SFAS No. 123R for the year ended March 25, 2007 was $295. The incremental share-based compensation expense resulted in a decrease to income before income taxes of $295, a decrease to net income of $175 and a decrease to basic and diluted income per share of $0.03 for the year ended March 25, 2007. Total share-based compensation expense recognized under SFAS No. 123R, including the incremental pre-tax share-based compensation expense above, was $367, with an associated tax benefit of $148, and was included in general and administrative expense in our accompanying consolidated statement of earnings for the year ended March 25, 2007.

As of March 25, 2007, there was $1,045 of unamortized compensation expense related to stock options. We expect to recognize this expense over a period of 4.25 years, which represents the requisite service period for such awards.

During the year ended March 25, 2007, the Company granted 197,500 options having an exercise price of $13.08 per share. All of the options granted will be vested as follows: 20% on the first anniversary of the grant, 40% on the second anniversary of the grant, 60% on the third anniversary of the grant, 80% on the fourth anniversary of the grant and 100% on the fifth anniversary of the grant. All options have an expiration date of ten years from the date of grant. No options were granted during the year ended March 26, 2006. During the year ended March 27, 2005, the Company granted options having an exercise price of $5.62 per share. These options vest over a three-year period.

The weighted-average option fair values, as determined using the Black-Scholes option valuation model, and the assumptions used to

(in thousands, except share and per share amounts) March 25, 2007, March 26, 2006 and March 27, 2005 (continued)

estimate these values for stock options granted during the years ended March 25, 2007 and March 27, 2005 are as follows:

	March 25, 2007	March 27, 2005
Weighted-average grant-date option fair values	**$6.1686**	$2.87
Expected life (years)	**7.0**	7.0
Interest rate	**5.21%**	4.50%
Volatility	**34.33%**	29.90%
Dividend yield	**0%**	0%

Prior to March 26, 2006, Nathan's accounted for share-based compensation plans in accordance with the provisions of APB No. 25, as permitted by SFAS No. 123, and accordingly, did not recognize compensation expense for stock options with an exercise price equal to or greater than the market price of the underlying stock at the date of grant.

The following table illustrates the effect on net income and income per share had the fair value-based method prescribed by SFAS No. 123 been applied to stock-based employee compensation during the years ended March 26, 2006 and March 27, 2005.

	March 26, 2006	March 27, 2005
Net income, as reported	$5,677	$2,737
Add: Stock-based compensation included in net income	44	49
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	(132)	(171)
Pro forma net income	$5,589	$2,615
Net income per share		
Basic—as reported	$ 1.02	$ 0.52
Diluted—as reported	$ 0.87	$ 0.45
Basic—pro forma	$ 1.00	$ 0.49
Diluted—pro forma	$ 0.85	$ 0.43

15. Start-up Costs

Pre-opening and similar costs are expensed as incurred.

16. Revenue Recognition—Branded Products Operations

The Company recognizes revenue from the Branded Product Program when it is determined that the products have been delivered via third-party common carrier to Nathans' customers. Rebates provided to customers are classified as a reduction of revenues.

17. Revenue Recognition—Company-owned Restaurants

Sales by Company-owned restaurants, which are typically paid in cash by the customer, are recognized upon the performance of services.

18. Revenue Recognition—Franchising Operations

In connection with its franchising operations, the Company receives initial franchise fees, development fees, royalties, and in certain cases, revenue from sub-leasing restaurant properties to franchisees.

Franchise and area development fees, which are typically received prior to completion of the revenue recognition process, are initially recorded as deferred revenue. Initial franchise fees, which are non-refundable, are initially recognized as income when substantially all services to be performed by Nathan's and conditions relating to the sale of the franchise have been performed or satisfied, which generally occurs when the franchised restaurant commences operations.

The following services are typically provided by the Company prior to the opening of a franchised restaurant:

- Approval of all site selections to be developed.
- Provision of architectural plans suitable for restaurants to be developed.
- Assistance in establishing building design specifications, reviewing construction compliance and equipping the restaurant.
- Provision of appropriate menus to coordinate with the restaurant design and location to be developed.
- Provide management training for the new franchisee and selected staff.
- Assistance with the initial operations of restaurants being developed.

At March 25, 2007 and March 26, 2006, $375 and $219, respectively, of deferred franchise fees are included in the accompanying consolidated balance sheets. For the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005, the Company earned franchise fees from new unit openings, transfers and co-branding of $642, $665 and $605, respectively.

Development fees are nonrefundable and the related agreements require the franchisee to open a specified number of restaurants in the development area within a specified time period or the agreements may be canceled by the Company. Revenue from development agreements is deferred and recognized as restaurants in the development area commence operations on a pro rata basis to the minimum number of restaurants required to be open, or at the time the development agreement is effectively canceled. At March 25, 2007 and March 26, 2006, $306 and $242, respectively, of deferred development fee revenue is included in the accompanying consolidated balance sheets.

The following is a summary of franchise openings and closings for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005:

	March 25, 2007	March 26, 2006	March 27, 2005
Franchised restaurants operating at the beginning of the period	**362**	355	338
New franchised restaurants opened during the period	**19**	30	39
Franchised restaurants closed during the period	**(24)**	(23)	(22)
Franchised restaurants operating at the end of the period	**357**	362	355

The Company recognizes franchise royalties, which are generally based upon a percentage of sales made by the Company's franchisees, when they are earned and deemed collectible. Franchise fees and royalties that are not deemed to be collectible are not recognized as revenue until paid by the franchisee or until collectibility is deemed to be reasonably assured. Revenue from sub-leasing properties to franchisees is recognized in income as the revenue is earned and becomes receivable and deemed collectible. Sub-lease rental income is presented net of associated lease costs in the accompanying consolidated statements of operations.

19. Revenue Recognition—License Royalties

The Company earns revenue from royalties on the licensing of the use of its name on certain products produced and sold by outside vendors. The use of the Company name and symbols must be approved by the Company prior to each specific application to ensure proper quality and project a consistent image. Revenue from license royalties is recognized when it is earned and deemed collectible.

20. Interest Income

Interest income is recorded when it is earned and deemed realizable by the Company.

21. Other income

The Company recognizes gains on the sale of fixed assets under the full accrual method, installment method or deposit method in accordance with provisions of SFAS No. 66 (See Note B-8).

Deferred revenue associated with supplier contracts is generally amortized into income on a straight-line basis over the life of the contract.

Other income for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005 consists of the following:

	March 25, 2007	March 26, 2006	March 27, 2005
Gain on disposal of fixed assets	**$ 29**	$ 66	$ 84
Gain (loss) on subleasing of rental properties	**(35)**	90	(29)
Amortization of supplier contributions	**107**	361	407
Other income	**142**	134	105
	$243	$651	$567

22. Business Concentrations and Geographical Information

The Company's accounts receivable consist principally of receivables from franchisees for royalties and advertising contributions, from sales under the Branded Product Program, and for royalties from retail licensees. At March 25, 2007, one retail licensee, one Branded Product customer and one franchisee each represented 12%, 12% and 11%, respectively, of accounts receivable. At March 26, 2006, one retail licensee, one Branded Products distributor and one franchisee each represented 12%, 11% and 10%, respectively, of accounts receivable. No franchisee, retail licensee or Branded Product customer accounted for 10% or more of revenues during the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005.

The Company's primary supplier of frankfurters represented 74%, 77% and 66% of product purchases for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005, respectively. The Company's distributor of product to its Company-owned restaurants represented 16%, 13% and 24% of product purchases for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005, respectively.

The Company's revenues for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005 were derived from the following geographic areas:

	March 25, 2007	March 26, 2006	March 27, 2005
Domestic (United States)	**$44,499**	$39,871	$33,081
Non-domestic	**1,231**	1,378	1,118
	$45,730	$41,249	$34,199

23. Advertising

The Company administers various advertising funds on behalf of its subsidiaries and franchisees to coordinate the marketing efforts of the Company. Under these arrangements, the Company collects and disburses fees paid by franchisees and Company-owned stores for national and regional advertising, promotional and public relations programs. Contributions to the advertising funds are based on specified percentages of net sales, generally ranging up to 3%. Net Company-owned store advertising expense was $184, $194 and $242 for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005, respectively.

24. Classification of Operating Expenses

Cost of sales consists of the following:

- The cost of products sold by the Company-operated restaurants, through the Branded Product Program and other distribution channels.
- The cost of labor and associated costs of in-store restaurant management and crew.
- The cost of paper products used in Company-operated restaurants.
- Other direct costs such as fulfillment, commissions, freight and samples.

Restaurant operating expenses consist of the following:

- Occupancy costs of Company-operated restaurants.
- Utility costs of Company-operated restaurants.
- Repair and maintenance expenses of Company-operated restaurant facilities.
- Marketing and advertising expenses done locally and contributions to advertising funds for Company-operated restaurants.
- Insurance costs directly related to Company-operated restaurants.

(in thousands, except share and per share amounts) March 25, 2007, March 26, 2006 and March 27, 2005 (continued)

25. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. A valuation allowance has been established to reduce deferred tax assets attributable to net operating losses and credits of Miami Subs to net realizable value.

26. Reclassifications

Certain prior years' balances have been reclassified to conform with current year presentation.

27. Recently Issued Accounting Standards Not Yet Adopted

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN No. 48") which clarifies the accounting and disclosures for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 also provides guidance on the de-recognition of uncertain tax positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and adds new disclosure requirements. FIN No. 48, as amended and interpreted, is effective for fiscal years beginning after December 15, 2006, which is our fiscal 2008. We are evaluating the impact the adoption of FIN No. 48 will have on our consolidated financial statements.

In, September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157") to eliminate the diversity in practice that exists due to the different definitions of fair value. SFAS No. 157 retains the exchange price notion in earlier definitions of fair value, but clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or liability in the principal or most advantageous market for the asset or liability. SFAS No. 157 states that the transaction is hypothetical at the measurement date, considered from the perspective of the market participant who holds the asset or liability. As such, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price), as opposed to the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price). SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are evaluating the impact the adoption of SFAS No. 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," ("SFAS No. 159"). This standard amends SFAS No. 115, "Accounting for Certain Investment in Debt and Equity Securities," with respect to accounting for a transfer to the trading category for all entities with available-for-sale and trading securities electing the fair value option. This standard allows companies to elect fair value accounting for many financial instruments and other items that currently are not required to be accounted as such, allows different applications for electing the option for a single item or groups of items, and requires disclosures to facilitate comparisons of similar assets and liabilities that are accounted for differently in relation to the fair value option. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, which is our fiscal 2009. We are currently evaluating the impact of SFAS No. 159 on our consolidated financial position and results of operations.

In May 2007, the FASB issued FASB Staff Position (FSP) No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48," an amendment of FASB Interpretation FIN No. 48, "Accounting for Uncertainty in Income Taxes," to clarify that a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits in accordance with paragraph 10(b) of that Interpretation if (a) the taxing authority has completed all of its required or expected examination procedures, (b) the enterprise does not intend to appeal or litigate any aspect of the tax position, and (c) it is considered remote that the taxing authority would re-examine the tax position. FSP No. FIN 48-1 also conforms the terminology used in FIN No. 48 to describe measurement and recognition to the conclusions reached in the FSP. FSP No. FIN 48-1 is effective as of the same dates as FIN No. 48, with retrospective application required for entities that have not applied FIN No. 48 in a manner consistent with the provisions of the proposed FSP.

28. Adoption of New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an Amendment of ARB No. 43" ("SFAS No. 151") which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 was effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 has had no impact on the Company's financial position or results of operations.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). APB Opinion No. 20 previously required that most voluntary changes in accounting



principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 had no impact on the Company's financial position or results of operations.

In June 2006, the Financial Accounting Standards Board ratified a consensus opinion reached by the Emerging Issues Task Force (EITF) on EITF Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be presented in the Income Statement (That Is, Gross versus Net Presentation)." The guidance in EITF Issue 06-3 requires disclosure in interim and annual financial statements of the amount of taxes on a gross basis, if significant, that are assessed by a governmental authority that are imposed on and concurrent with a specific revenue producing transaction between a seller and customer such as sales, use, value added, and some excise taxes. Additionally, the income statement presentation (gross or net) of such taxes is an accounting policy decision that must be disclosed.

The consensus in EITF Issue 06-3 is effective for the interim and annual reporting periods beginning after December 15, 2006. The Company adopted EITF Issue 06-3 effective in the fiscal year ended March 25, 2007. The adoption of EITF Issue 06-3 did not have a significant effect on its financial statements as it did not change its existing accounting policy which is to present taxes within the scope of EITF Issue 06-3 on a net basis.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB No. 108 requires registrants to use both a balance sheet and income statement approach when evaluating and quantifying the materiality misstatement. The adoption of SAB No. 108 had no impact on the Company's financial position or results of operations.

Note C—Acquisition

On February 28, 2006, the Company acquired all trademarks and other intellectual property relating to the Arthur Treacher's brand from PAT Franchise Systems, Inc. ("PFSI") for $1,250 in cash plus related expenses of approximately $103 and terminated its Co-Branding Agreement with PFSI. Since fiscal 2000, the Company has successfully co-branded certain Arthur Treacher's signature products in Nathan's franchise system. Based upon such co-branding success, the Company acquired these assets to continue its co-branding efforts and seek new means of distribution.

The Company simultaneously granted back to PFSI a limited license to use the Arthur Treacher's intellectual property solely for the purposes of: (a) continuing to permit PFSI to operate its existing Arthur Treacher's franchised restaurant system (approximately 60 restaurants); and (b) PFSI granting rights to third parties who wish to develop new traditional Arthur Treacher's quick service restaurants in Indiana, Maryland, Michigan, Ohio, Pennsylvania, Virginia, Washington D.C. and areas of northern New York State (collectively, the "PFSI Markets"). The Company also retained certain rights to sell franchises for the operation of Arthur Treacher's restaurants in certain circumstances within the geographic scope of the PFSI Markets. PFSI has no obligation to pay fees or royalties to the Company in connection with its use of the Arthur Treacher's system within the PFSI Markets.

NF Treacher's Corp., a wholly owned subsidiary, was created for the purpose of acquiring these assets. The acquired assets have been recorded as trademarks and trade names. No restaurants were acquired in this transaction. Results of operations are included in these consolidated financial statements since February 28, 2006.

The following presents the pro forma results of operations, which are not necessarily indicative of the results that would have been attained, had the acquisition actually taken place, as if the Company had owned these assets at the beginning of each of the two prior years presented:

	Fifty-Two Weeks Ended March 26, 2006	Fifty-Two Weeks Ended March 27, 2005
Total revenues	$41,385	$34,354
Income from continuing operations	3,966	2,900
Net income	$ 5,762	$ 2,837
Basic income per share:		
Income from continuing operations	$ .71	$ .55
Net income	$ 1.03	$ .53
Diluted income per share:		
Income from continuing operations	$ .61	$ .48
Net income	$ .88	$ .47

Note D—Income Per Share

Basic income per common share is calculated by dividing income by the weighted-average number of common shares outstanding and excludes any dilutive effects of stock options or warrants. Diluted income per common share gives effect to all potentially dilutive common shares that were outstanding during the period. Dilutive common shares used in the computation of diluted income per common share result from the assumed exercise of stock options and warrants, using the treasury stock method.

(in thousands, except share and per share amounts) March 25, 2007, March 26, 2006 and March 27, 2005 (continued)

The following chart provides a reconciliation of information used in calculating the per share amounts for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005, respectively:

	Income from Continuing Operations			Shares			Income Per Share from Continuing Operations		
	2007	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Basic EPS									
Basic calculation	**$5,208**	$3,881	$2,800	**5,836,000**	5,584,000	5,307,000	**$ .89**	$ .70	$ .53
Effect of dilutive employee stock options and warrants	—	—	—	**505,000**	962,000	773,000	**(.07)**	(.11)	(.07)
Diluted EPS									
Diluted calculation	**$5,208**	$3,881	$2,800	**6,341,000**	6,546,000	6,080,000	**$ .82**	$ .59	$ .46

Options and warrants to purchase 98,750, 19,500 and 367,939 shares of common stock for the years ended March 25, 2007, March 26, 2006 and March 27, 2005, respectively, were not included in the computation of diluted earnings per share because the exercise prices exceeded the average market price of common shares during the respective periods.

Note E—Notes and Accounts Receivable, Net

Notes and accounts receivable, net, consist of the following:

	March 25, 2007	March 26, 2006
Notes receivable, net of impairment charges (Note B-5)	**$ 120**	$ 182
Franchise and license royalties	**1,627**	1,681
Branded product sales	**1,675**	1,573
Other	**550**	542
	3,972	3,978
Less: allowance for doubtful accounts	**135**	177
Less: notes receivable due after one year	**60**	137
Notes and accounts receivable, net	**$3,777**	$3,664

Notes receivable at March 25, 2007 and March 26, 2006 resulted principally from sales of restaurant businesses to Miami Sub's franchisees and are generally guaranteed by the purchaser and collateralized by the restaurant businesses and assets sold. The purchase notes are generally due in monthly installments of principal and interest with a balloon payment at the end of the term, with interest rates ranging principally between 5% and 10% (See Note B-5). At March 25, 2007, notes receivable also included $68 for the repayment of certain past due royalties, which the Company has agreed to finance and is deemed collectable. Interest has been imputed on this note at 7.75%.

Accounts receivable are due within 30 days and are stated at amounts due from franchisees, retail licensees and Branded Product Program customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current and expected future ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are deemed to be uncollectible.

Changes in the Company's allowance for doubtful accounts for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005 are as follows:

	March 25, 2007	March 26, 2006	March 27, 2005
Beginning balance	**$177**	$177	$ 328
Bad debt (recoveries) expense	**(6)**	10	13
Other	—	—	17
Accounts written off	**(36)**	(10)	(181)
Ending balance	**$135**	$177	$ 177

Note F—Marketable Securities

The cost, gross unrealized gains, gross unrealized losses and fair market value for marketable securities, which consists entirely of bonds at March 25, 2007 and March 26, 2006, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
2007:				
Available-for-sale securities	**$22,878**	**$44**	**$(137)**	**$22,785**
2006:				
Available-for-sale securities	$17,176	$ 5	$(299)	$16,882

As of March 25, 2007, the bonds mature at various dates between July 2007 and April 2017. The following represents the bond maturities by period as follows:

Fair Value of Bonds	Total	Less than 1 Year	1–5 Years	5–10 Years	After 10 Years
Fair value of bonds at March 25, 2007	**$22,785**	**$3,128**	**$12,320**	**$6,258**	**$1,079**
Fair value of bonds at March 26, 2006	$16,882	$ —	$10,052	$6,830	$ —



Proceeds from the sale of available-for-sale and trading securities and the resulting gross realized gains and losses included in the determination of net income are as follows:

	March 25, 2007	March 26, 2006	March 27, 2005
Available-for-sale securities:			
Proceeds	—	$2,245	$1,357
Gross realized gains	—	—	—
Gross realized losses	—	(2)	—

The change in net unrealized gains (losses) on available-for-sale securities for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005, respectively, of $120, $(94) and $(137), which is net of deferred income taxes, have been included as a component of comprehensive income.

Note G—Property and Equipment, Net

Property and equipment consists of the following:

	March 25, 2007	March 26, 2006
Land	**$ 1,094**	$ 1,094
Building and improvements	**1,973**	1,932
Machinery, equipment, furniture and fixtures	**5,478**	5,355
Leasehold improvements	**3,800**	4,377
Construction-in-progress	**89**	120
	12,434	12,878
Less: accumulated depreciation and amortization	**8,164**	8,310
	$ 4,270	$ 4,568

Assets under capital lease amounted to $48 at March 26, 2006 and were fully amortized at that time. These assets were disposed of during the year ended March 25, 2007. Depreciation and amortization expense on property and equipment was $791, $812, and $918 for the fiscal years ended March 25, 2007, March 26, 2006, and March 27, 2005, respectively.

1. Sale of Restaurant

During the year ended March 26, 2006, the Company sold one Company-owned restaurant that it had previously leased to the operator pursuant to a management agreement for total cash consideration of $515 and entered into a franchise agreement with the buyer to continue operating the restaurant. As the Company expects to have a continuing stream of cash flows from this restaurant, the results of operations for this restaurant are included in "Income from continuing operations" in the accompanying consolidated statements of earnings through the date of sale.

2. Discontinued Operations

The Company follows the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), related to the accounting and reporting for segments of a business to be disposed of. In accordance with SFAS No. 144, the definition of discontinued operations includes components of an entity whose cash flows are clearly identifiable. SFAS No. 144 requires the Company to classify as discontinued operations any restaurant or property that Nathan's sells, abandons or otherwise disposes of where the Company will have no further involvement in the operation of, or cash flows from, such restaurant's operations.

On January 26, 2006, two of Nathan's wholly-owned subsidiaries entered into a Lease Termination Agreement with respect to three leased properties in Fort Lauderdale, Florida, with its landlord, and CVS 3285 FL, L.L.C., ("CVS") to sell our leasehold interests to CVS for $2,000. Pursuant to the Lease Termination Agreement, within 180 days following delivery of notice from CVS to Nathan's, we are required to deliver the vacated properties to CVS. As the properties are currently subject to certain sublease and management agreements between Nathan's and the current occupants, Nathan's expects to make payments to, or forgive indebtedness of, the current occupants of the properties and pay brokerage commissions of approximately $500 in the aggregate. On November 30, 2006, CVS provided Nathan's with notice that all necessary permits and approvals have been obtained and that all contingencies have either been waived or satisfied. The property and equipment in connection with this property comprise "assets available for sale" in the accompanying balance sheet. This transaction was concluded on June 5, 2007.

As described above, the Company has classified the results of operations of certain restaurants and properties as discontinued operations in accordance with SFAS No. 144. The following is a summary of the results of operations for these properties for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005:

	March 25, 2007	March 26, 2006	March 27, 2005
Revenues (excluding gains from sales of properties in 2007 and 2006)	**$166**	$ 31	$ 327
Income (loss) before income taxes (including gains on disposal of $400 and $2,919 for fiscal years 2007 and 2006, respectively)	**$557**	$2,942	$(112)

On July 13, 2005, Nathan's sold all of its right, title and interest in and to a vacant real estate parcel previously utilized as a parking lot, adjacent to a Company-owned restaurant, located in Brooklyn, New York, in exchange for a cash payment of $3,100. A gain of $2,819 was recognized into income during the year ended March 26, 2006. Nathan's also entered into an agreement pursuant to which an affiliate of the buyer has assumed all of Nathan's rights and obligations under a lease for an adjacent property and had agreed to pay $500 to Nathan's for its leasehold interest on the earlier of (i) three years after closing or (ii) six months after the closing of the adjacent property. On January 17, 2006, the adjacent property was sold. The Company received $100 during fiscal 2006 and the remaining balance of $400 was received in October

(in thousands, except share and per share amounts) March 25, 2007, March 26, 2006 and March 27, 2005 (continued)

2006 and is included as a gain from discontinued operations during fiscal 2007. The operating expenses for these properties have been included in discontinued operations as the Company has no continuing involvement in the operation of, or cash flows from, these properties.

During the fiscal year ended March 27, 2005, the Company ceased the operations of one Company-owned restaurant pursuant to the termination of the lease and notification by the landlord not to renew. The results of operations for this restaurant have been included in discontinued operations for the fiscal year ended March 27, 2005, as the Company has no continuing involvement in the operation of, or cash flows from, this restaurant.

Note H—Accrued Expenses, Other Current Liabilities and Other Liabilities

Accrued expenses and other current liabilities consist of the following:

	March 25, 2007	March 26, 2006
Payroll and other benefits	**$1,940**	$1,891
Accrued operating expenses	**1,107**	483
Professional and legal costs	**321**	391
Self-insurance costs	**197**	281
Rent, occupancy and lease reserve termination costs	**349**	379
Taxes payable	**1,126**	782
Unexpended advertising funds	**924**	789
Deferred revenue	**255**	200
Other	**419**	410
	$6,638	$5,606

Other liabilities consists of the following:

	March 25, 2007	March 26, 2006
Deferred income—supplier contracts	**$ 615**	$ 682
Deferred development fees	**306**	242
Deferred gain on sales of fixed assets	**35**	145
Deferred rental liability	**158**	250
Deferred income—other	**45**	8
Tenant's security deposits on subleased property	**91**	93
	$1,250	$1,420

Lease Reserve Termination Costs

In connection with the Company's acquisition of Miami Subs in fiscal 2000, Nathan's planned to permanently close 18 underperforming Company-owned restaurants; Nathan's expected to abandon or sell the related assets at amounts below the historical carrying amounts recorded by Miami Subs. In accordance with APB No. 16 "Business Combinations", the write-down of these assets was reflected as part of the purchase price allocation. The Company has closed or sold all 18 units. As of March 25, 2007, the Company has recorded cumulative charges to operations of approximately $1,461 ($877 after tax) for lease reserves and termination costs in connection with these properties.

Changes in the Company's reserve for lease termination costs are as follows:

	March 25, 2007	March 26, 2006	March 27, 2005
Beginning balance	**$198**	$198	$ 532
Additions	**9**	—	—
Payments	**—**	—	(334)
Ending balance	**$207**	$198	$ 198

Note I—Indebtedness

A summary of the capitalized lease obligation is as follows:

	March 25, 2007	March 26, 2006
Capital lease obligation	**$—**	$39
Less current portion	—	(8)
Long-term portion	**$—**	$31

On July 5, 2006, Nathan's entered into an agreement with its landlord to terminate its lease of the property and fully satisfied its capital lease obligation.

On January 13, 2006, Nathan's prepaid the balance of its outstanding bank loan payable in the amount of $694.

The Company maintains a $7,500 line of credit with its primary banking institution. Borrowings under the line of credit are intended to be used to meet the normal short-term working capital needs of the Company. The line of credit is not a commitment and, therefore, credit availability is subject to ongoing approval. The line of credit expires on October 1, 2007, and bears interest at the prime rate (8.25% at March 25, 2007). There were no borrowings outstanding under this line of credit as of March 25, 2007 and March 26, 2006.

Note J—Income Taxes

Income tax provision (benefit) consists of the following for the fiscal years ended March 25, 2007, March 26, 2006, and March 27, 2005:

	March 25, 2007	March 26, 2006	March 27, 2005
Federal			
Current	**$2,343**	$1,649	$ 605
Deferred	**(153)**	148	611
	2,190	1,797	1,216
State and local			
Current	**754**	491	271
Deferred	**(27)**	27	37
	727	518	308
	$2,917	$2,315	$1,524

Total income tax provision (benefit) for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005 differs from the amounts computed by applying the United States Federal income tax rate of 34% to income before income taxes as a result of the following:

	March 25, 2007	March 26, 2006	March 27, 2005
Computed "expected" tax expense	**$2,763**	$2,107	$1,470
Nondeductible amortization	**37**	37	37
State and local income taxes, net of Federal income tax benefit	**293**	336	170
Tax-exempt investment earnings	**(220)**	(150)	(66)
Tax refunds received	**—**	—	(81)
Nondeductible meals and entertainment and other	**44**	(15)	(6)
	$2,917	$2,315	$1,524

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	March 25, 2007	March 26, 2006
Deferred tax assets		
Accrued expenses	**$ 796**	$ 775
Allowance for doubtful accounts	**54**	71
Impairment of notes receivable	**666**	672
Deferred revenue	**631**	436
Depreciation expense and impairment of long-lived assets	**873**	757
Expenses not deductible until paid	**79**	112
Deferred stock compensation	**118**	—
Amortization of intangibles	**129**	159
Net operating loss and other carryforwards	**155**	346
Unrealized loss on marketable securities	**29**	110
Excess of straight line over actual rent	**85**	100
Other	**12**	12
Total gross deferred tax assets	**$ 3,627**	$ 3,550
Deferred tax liabilities		
Difference in tax bases of installment gains not yet recognized	**205**	184
Deductible prepaid expense	**165**	120
Other	**154**	52
Total gross deferred tax liabilities	**524**	356
Net deferred tax asset	**3,103**	3,194
Less valuation allowance	**(155)**	(346)
	$ 2,948	$ 2,848
Less current portion	**(1,471)**	(1,364)
Long-term portion	**$ 1,477**	$ 1,484

A valuation allowance is provided when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Based upon anticipated taxable income, management believes that it is more likely than not that the Company will realize the benefit of this net deferred tax asset of $2,948 and $2,848 at March 25, 2007 and March 26, 2006, respectively. The Company has State net operating loss carryforwards of approximately $4,275 in certain state tax jurisdictions expiring in varying amounts during fiscal years 2020 through 2025. A valuation allowance has been provided for these net operating loss carryforwards.

Note K—Stockholders' Equity, Stock Plans and Other Employee Benefit Plans

1. Stock Option Plans

On December 15, 1992, the Company adopted the 1992 Stock Option Plan (the "1992 Plan"), which provides for the issuance of incentive stock options ("ISOs") to officers and key employees and nonqualified stock options to directors, officers and key employees. Up to 525,000 shares of common stock have been reserved for issuance under the 1992 Plan. The terms of the options are generally ten years, except for ISOs granted to any employee who prior to the granting of the option owns stock representing more than 10% of the voting rights, for which the option term will be five years. The exercise price for nonqualified stock options outstanding under the 1992 Plan can be no less than the fair market value, as defined, of the Company's common stock at the date of grant. For ISOs, the exercise price can generally be no less than the fair market value of the Company's common stock at the date of grant, with the exception of any employee who prior to the granting of the option owns stock representing more than 10% of the voting rights, for which the exercise price can be no less than 110% of fair market value of the Company's common stock at the date of grant. The 1992 Plan expired with respect to the granting of new options on December 2, 2002.

On May 24, 1994, the Company adopted the Outside Director Stock Option Plan (the "Directors' Plan"), which provides for the issuance of nonqualified stock options to non-employee directors, as defined, of the Company. Under the Directors' Plan, 200,000 shares of common stock have been authorized and issued. Options awarded to each non-employee director are fully vested, subject to forfeiture under certain conditions and shall be exercisable upon vesting. The terms of the options are generally ten years. The Directors' Plan expired with respect to the granting of new options on December 31, 2004. As of March 25, 2007, there are no options outstanding under this plan.

In April 1998, the Company adopted the Nathan's Famous, Inc. 1998 Stock Option Plan (the "1998 Plan"), which provides for the issuance of nonqualified stock options to directors, officers and key employees. Up to 500,000 shares of common stock have been reserved for issuance upon the exercise of options granted under the 1998 Plan. The terms of the options are generally ten years. As of March 25, 2007, no shares are available to be issued in the future under this plan.

(in thousands, except share and per share amounts) March 25, 2007, March 26, 2006 and March 27, 2005 (continued)

In June 2001, the Company adopted the Nathan's Famous, Inc. 2001 Stock Option Plan (the "2001 Plan"), which provides for the issuance of nonqualified stock options to directors, officers and key employees. Up to 350,000 shares of common stock have been reserved for issuance upon the Nathan's exercise of options granted and for future issuance in connection with awards under the 2001 Plan. The terms of the options are generally ten years. As of March 25, 2007, there are 3,500 shares available to be issued in the future under this plan.

In June 2002, the Company adopted the Nathan's Famous, Inc. 2002 Stock Incentive Plan (the "2002 Plan"), which provides for the issuance of nonqualified stock options or restricted stock awards to directors, officers and key employees. Up to 300,000 shares of common stock have been reserved for issuance in connection with awards under the 2002 Plan. The terms of the options are generally ten years. As of March 25, 2007, there are 2,500 shares available to be issued in the future under this plan.

The 1998 Plan, the 2001 Plan and the 2002 Plan expire on April 5, 2008, June 13, 2011 and June 17, 2012, respectively, unless terminated earlier by the Board of Directors under conditions specified in the respective Plan.

On October 1, 1999, the Company issued 478,584 stock options to employees of Miami Subs to replace 957,168 of previously issued Miami Subs options pursuant to the acquisition by Nathan's and issued 47,006 new options. All options were fully vested upon consummation of the merger. Exercise prices range from a low of $3.1875 to a high of $18.6120 per share and expire at various times through September 30, 2009.

During the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005, 308,784, 160,082 and 237,640 stock options were exercised which aggregated proceeds of $722, $642 and $530, respectively, to the Company.

In general, our stock incentive plans have terms of ten years and vest over periods of between three and five years. We have historically issued new shares of common stock for options that have been exercised and determined the grant date fair value of options and warrants granted using the Black-Scholes option valuation model.

2. Warrants

On July 17, 1997, the Company granted to its Chairman and Chief Executive Officer a warrant to purchase 150,000 shares of the Company's common stock at an exercise price of $3.25 per share, representing the market price of the Company's common stock on the date of grant. The shares vested at a rate of 25% per annum commencing July 17, 1998 and the warrant expires in July 2007.

A summary of the status of the Company's stock options and warrants at March 25, 2007, March 26, 2006 and March 27, 2005 and changes during the fiscal years then ended is presented in the tables below:

	2007		2006		2005	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding—beginning of year	**1,332,024**	**$ 3.78**	1,494,796	$ 3.81	1,778,686	$3.91
Granted	**197,500**	**13.08**	—	—	95,000	5.62
Expired	**(4,000)**	**6.20**	(2,690)	9.09	(141,250)	7.22
Exercised	**(353,216)**	**3.69**	(160,082)	4.01	(237,640)	4.08
Options outstanding—end of year	**1,172,308**	**$ 5.21**	1,332,024	$ 3.78	1,494,796	$3.81
Options exercisable—end of year	**943,141**	**$ 3.48**	1,247,025	$ —	1,322,629	$ —
Weighted-average fair value of options granted		**$ 6.16**		$ —		$2.87
Warrants outstanding—beginning of year	**150,000**	**$ 3.25**	168,750	$ 4.73	168,750	$4.73
Expired	**—**	**—**	(18,750)	16.55	—	—
Warrants outstanding—end of year	**150,000**	**$ 3.25**	150,000	$ 3.25	168,750	$4.73
Warrants exercisable—end of year	**150,000**	**$ 3.25**	150,000	$ 3.25	168,750	$4.73

At March 25, 2007, 6,000 common shares were reserved for future restricted stock or stock option grants, as detailed above.

The aggregate intrinsic values of the stock options exercised during the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005 are $2,658, $1,015 and $420, respectively.

The following table summarizes information about stock options and warrants at March 25, 2007:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Options outstanding at March 25, 2007	**1,172,308**	**$5.21**	**4.3**	**$10,839**
Options exercisable at March 25, 2007	**943,141**	**$3.48**	**3.2**	**$10,287**
Warrants outstanding at March 25, 2007	**150,000**	**$3.25**	**0.3**	**$ 1,682**
Warrants exercisable at March 25, 2007	**150,000**	**$3.25**	**0.3**	**$ 1,682**
Exercise prices range from $3.19 to $13.08				

3. Common Stock Purchase Rights

On June 20, 1995, the Board of Directors declared a dividend distribution of one common stock purchase right (the "Rights") for each outstanding share of Common Stock of the Company. The distribution was paid on June 20, 1995 to the shareholders of record on June 20, 1995. The terms of the Rights were amended on April 6, 1998 and December 8, 1999. Each Right, as amended, entitles the registered holder thereof to purchase from the Company one share of the Common Stock at a price of $4.00 per share (the "Purchase Price"), subject to adjustment for anti-dilution. New Common Stock certificates issued after June 20, 1995 upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference.

The Rights are not exercisable until the Distribution Date. The Distribution Date is the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Common Stock, as amended, or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement, or announcement of an intention to make a tender offer or exchange offer by a person (other than the Company, any wholly-owned subsidiary of the Company or certain employee benefit plans) which, if consummated would result in such person becoming an Acquiring Person. The Rights were set to expire on June 19, 2005. On June 15, 2005, the Board of Directors approved an extension of the Rights through June 19, 2010, unless earlier redeemed by the Company under essentially the same terms and conditions.

At any time prior to the time at which a person or group or affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of the Common Stock of the Company, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right. In addition, the Rights Agreement, as amended, permits the Board of Directors, following the acquisition by a person or group of beneficial ownership of 15% or more of the Common Stock (but before an acquisition of 50% or more of Common Stock), to exchange the Rights (other than Rights owned by such 15% person or group), in whole or in part, for Common Stock, at an exchange ratio of one share of Common Stock per Right.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. The Company has reserved 9,237,491 shares of Common Stock for issuance upon exercise of the Rights.

4. Stock Repurchase Plan

On September 14, 2001, the Board of Directors of the Company authorized the repurchase of up to 1,000,000 shares of the Company's common stock. The Company completed its initial Stock Repurchase Plan at a cost of approximately $3,670 during the fiscal year ended March 30, 2003. On October 7, 2002, the Board of Directors of the Company authorized the repurchase of up to 1,000,000 additional shares of the Company's common stock. Purchases of stock will be made from time to time, depending on market conditions, in open market or in privately negotiated transactions, at prices deemed appropriate by management. There is no set time limit on the purchases. The Company expects to fund these stock repurchases from its operating cash flow. Through March 25, 2007, 891,100 additional shares have been repurchased at a cost of approximately $3,488.

5. Employment Agreements

Effective January 1, 2007, Howard M. Lorber, previously Chairman of the Board and Chief Executive Officer, assumed the newly created position of Executive Chairman of the Board of Nathan's and Eric Gatoff, previously Vice President and Corporate Counsel, became Chief Executive Officer of Nathan's.

In connection with the foregoing, the Company entered into an employment agreement with each of Messrs. Lorber (as amended, the "Lorber Employment Agreement") and Gatoff (the "Gatoff Employment Agreement"). Under the terms of the Lorber Employment Agreement, Mr. Lorber will serve as Executive Chairman of the Board from January 1, 2007 until December 31, 2012, unless his employment is terminated in accordance with the terms of the Lorber Employment Agreement. Pursuant to the Lorber Employment Agreement, Mr. Lorber receives a base salary of $400, and will not receive a contractual bonus; provided that, for the fiscal year ending March 25, 2007, Mr. Lorber will be entitled to receive a pro rata portion of the bonus payable to him under his prior agreement. The Lorber Employment Agreement provides for a



(in thousands, except share and per share amounts) March 25, 2007, March 26, 2006 and March 27, 2005 (continued)

three-year consulting period after the termination of employment during which Mr. Lorber will receive a consulting fee of $200 per year in exchange for his agreement to provide no less than 15 days of consulting services per year, provided, Mr. Lorber is not required to provide more than 50 days of consulting services per year. The Lorber Employment Agreement provides Mr. Lorber with the right to participate in employment benefits offered to other Nathan's executives. During and after the contract term, Mr. Lorber is subject to certain confidentiality, non-solicitation and non-competition provisions in favor of the Company.

In connection with Mr. Lorber's prior employment agreement dated January 1, 2005, we issued to Mr. Lorber 50,000 shares of restricted common stock which vest ratably over the 5 years. A charge of $363 based on the fair market value of the Company's common stock of $7.25 on grant date has been recorded to deferred compensation and is being amortized to earnings ratably over the vesting period. As of March 25, 2007, March 26, 2006 and March 27, 2005, 30,000, 20,000 and 10,000 shares have been vested, respectively.

In the event that Mr. Lorber's employment is terminated without cause, he is entitled to receive his salary and bonus for the remainder of the contract term. The employment agreement further provides that in the event there is a change in control, as defined in the agreement, Mr. Lorber has the option, exercisable within one year after such event, to terminate his employment agreement. Upon such termination, he has the right to receive a lump sum cash payment equal to the greater of (A) his salary and annual bonuses for the remainder of the employment term (including a pro-rated bonus for any partial fiscal year), which bonus shall be equal to the average of the annual bonuses awarded to him during the three fiscal years preceding the fiscal year of termination; or (B) 2.99 times his salary and annual bonus for the fiscal year immediately preceding the fiscal year of termination, as well as a lump sum cash payment equal to the difference between the exercise price of any exercisable options having an exercise price of less than the then current market price of the Company's common stock and such then current market price. In addition, Nathan's will provide Mr. Lorber with a tax gross-up payment to cover any excise tax due. In the event of termination due to Mr. Lorber's death or disability, he is entitled to receive an amount equal to his salary and annual bonuses for a three-year period, which bonus shall be equal to the average of the annual bonuses awarded to him during the three fiscal years preceding the fiscal year of termination.

Under the terms of the Gatoff Employment Agreement, Mr. Gatoff will serve as Chief Executive Officer from January 1, 2007 until December 31, 2008, which period shall extend for additional one-year periods unless either party delivers notice of non-renewal no less than 180 days prior to the end of the term then in effect. Pursuant to the agreement, Mr. Gatoff will receive a base salary of $225 and an annual bonus equal in an amount of up to 100% of his base salary, depending upon the Company's achievement of performance goals established and agreed to by the Compensation Committee and Mr. Gatoff for each fiscal year during the employment term, provided that the bonus payable to Mr. Gatoff for the fiscal year ending March 25, 2007 is to be determined by the Compensation Committee in its discretion, based on Mr. Gatoff's status as Vice President and Corporate Counsel through December 31, 2006 and provided, further, that Mr. Gatoff will be entitled to a minimum bonus of 50% of his base salary for the first two years of the Gatoff Employment Agreement. The Gatoff Agreement provides for an automobile allowance and the right of Mr. Gatoff to participate in employment benefits offered to other Nathan's executives. During and after the contract term, Mr. Gatoff is subject to certain confidentiality, non-solicitation and non-competition provisions in favor of the Company.

The Company and its President and Chief Operating Officer entered into an employment agreement on December 28, 1992 for a period commencing on January 1, 1993 and ending on December 31, 1996. The employment agreement automatically extends for successive one-year periods unless notice of non-renewal is provided in accordance with the agreement. Consequently, the employment agreement has been extended annually through December 31, 2007, based on the original terms, and no non-renewal notice has been given as of June 15, 2007. The agreement provides for annual compensation of $289 plus certain other benefits. In November 1993, the Company amended this agreement to include a provision under which the officer has the right to terminate the agreement and receive payment equal to approximately three times annual compensation upon a change in control, as defined.

The Company and the President of Miami Subs, pursuant to the merger agreement, entered into an employment agreement on September 30, 1999 for a period commencing on September 30, 1999 and ending on September 30, 2002. The agreement provides for annual compensation of $210 plus certain other benefits and automatically renews annually unless 180 days prior written notice is given to the employee. No non-renewal notice has been given as of June 15, 2007. Consequently, the employment agreement has been extended through September 30, 2008. The agreement includes a provision under which the officer has the right to terminate the agreement and receive payment equal to approximately three times his annual compensation upon a change in control, as defined. In the event a non-renewal notice is delivered, the Company must pay the officer an amount equal to the employee's base salary as then in effect.

The Company and one employee of Miami Subs entered into a change of control agreement effective November 1, 2001 for annual compensation of $136 per year. The agreement additionally includes a provision under which the employee has the right to terminate the agreement and receive payment equal to approximately three times his annual compensation upon a change in control, as defined.

The Company and one employee of Miami Subs entered into a severance agreement dated November 14, 2003, which provides that upon termination of the employee's employment, the employee will receive a severance payment in an amount equal to the employee's annual compensation of $115 per year. The severance payment is payable in six equal monthly installments following such termination.



Each employment agreement terminates upon death or voluntary termination by the respective employee or may be terminated by the Company on up to 30 days' prior written notice by the Company in the event of disability or "cause," as defined in each agreement.

6. 401(k) Plan

The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code covering all nonunion employees over age 21 who have been employed by the Company for at least one year. Employees may contribute to the plan, on a tax-deferred basis, up to 20% of their total annual salary. The Company matches contributions at a rate of $.25 per dollar contributed by the employee on up to a maximum of 3% of the employee's total annual salary. Employer contributions for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005 were $32, $26 and $22, respectively.

7. Other Benefits

The Company provides, on a contributory basis, medical benefits to active employees. The Company does not provide medical benefits to retirees.

Note L—Commitments and Contingencies

1. Commitments

The Company's operations are principally conducted in leased premises. The leases generally have initial terms ranging from 5 to 20 years and usually provide for renewal options ranging from 5 to 20 years. Most of the leases contain escalation clauses and common area maintenance charges (including taxes and insurance). Certain of the leases require additional (contingent) rental payments if sales volumes at the related restaurants exceed specified limits. As of March 25, 2007, the Company has noncancelable operating lease commitments, net of certain sublease rental income, as follows:

	Lease Commitments	Sublease Income	Net Lease Commitments
2008	$2,782	$1,642	$1,140
2009	1,988	1,284	704
2010	1,720	1,220	500
2011	978	868	110
2012	611	623	(12)
Thereafter	913	947	(34)
	$8,992	$6,584	$2,408

Aggregate rental expense, net of sublease income, under all current leases amounted to $1,112, $1,037, and $1,278 for the fiscal years ended March 25, 2007, March 26, 2006, and March 27, 2005, respectively.

The Company also owns or leases sites, which it in turn subleases to franchisees, which expire on various dates through 2015 exclusive of renewal options. The Company remains liable for all lease costs when properties are subleased to franchisees.

The Company also subleases locations to third parties. Such subleases provide for minimum annual rental payments by the Company aggregating approximately $1,800 and expire on various dates through 2015 exclusive of renewal options.

Contingent rental payments on building leases are typically made based on the percentage of gross sales on the individual restaurants that exceed predetermined levels. The percentage of gross sales to be paid and related gross sales level vary by unit. Contingent rental expense was approximately $45, $47 and $52 for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005, respectively.

2. Guarantees

The Company guaranteed certain equipment financing for certain franchisees with a third-party lender. As of March 25, 2007, all outstanding loans under this agreement were repaid; therefore, the Company's obligation has been eliminated.

The Company also guaranteed a franchisee's note payable with a bank. The note payable matured in August 2006, and the franchisee refinanced this loan directly with the bank without any further guarantee or payment by the Company or any of its subsidiaries.

The guarantees referred to above were entered into by the Company prior to December 31, 2002, which was the effective date for FIN 45 "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." The terms of these guarantees were not modified during the period that they were in force.

3. Contingencies

The Company and its subsidiaries are from time to time involved in ordinary and routine litigation. Management presently believes that the ultimate outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations or cash flows. Nevertheless, litigation is subject to inherent uncertainties and unfavorable rulings could occur. An unfavorable ruling could include money damages and, in such event, could result in a material adverse impact on the Company's financial position, results of operations or cash flows for the period in which the ruling occurs.

Note M—Related Party Transactions

An accounting firm of which Mr. Raich, who joined Nathan's Board of Directors on June 15, 2004, serves as Managing Partner, received ordinary tax preparation and other consulting fees of $128, $108, and $127 for the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005, respectively.

A firm on which Mr. Lorber serves as a consultant to (and, prior to January 2005, was the Chairman of), and the firm's affiliates received ordinary and customary insurance commissions aggregating approximately $23, $25, and $49 for the fiscal years ended March 25, 2007, March 26, 2006, and March 27, 2005, respectively.



Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts) March 25, 2007, March 26, 2006 and March 27, 2005 (continued)

Note N—Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2007				
Total revenues[(a)]	**$12,217**	**$13,091**	**$10,554**	**$9,868**
Gross profit[(a)(b)]	**2,543**	**3,325**	**2,006**	**1,471**
Net income	**1,396**	**1,844**	**1,061**	**1,242**
Per share information				
Net income per share				
Basic[(c)]	**$ .24**	**$ .32**	**$ .18**	**$ .21**
Diluted[(c)]	**$ .22**	**$ .30**	**$ .17**	**$ .19**
Shares used in computation of net income per share				
Basic[(c)]	**5,733,000**	**5,773,000**	**5,892,000**	**5,945,000**
Diluted[(c)]	**6,316,000**	**6,227,000**	**6,401,000**	**6,430,000**
Fiscal Year 2006				
Total revenues[(a)]	$11,356	$11,620	$ 9,479	$8,794
Gross profit[(a)(b)]	1,927	2,624	1,754	1,255
Net income	1,169	3,108	770	630
Per share information				
Net income per share				
Basic[(c)]	$ .21	$ .56	$ .14	$ .11
Diluted (c)	$ .18	$ .48	$ .12	$ .10
Shares used in computation of net income per share				
Basic[(c)]	5,555,000	5,566,000	5,594,000	5,620,000
Diluted[(c)]	6,474,000	6,527,000	6,565,000	6,620,000

(a) Total revenues and gross profit were adjusted from amounts previously reported on Forms 10-Q to reflect a reclassification of continuing operations to discontinued operations in the fiscal years shown.

(b) Gross profit represents the difference between sales and cost of sales.

(c) The sum of the quarters may not equal the full year per share amounts included in the accompanying consolidated statements of earnings due to the effect of the weighted average number of shares outstanding during the fiscal years as compared to the quarters.

Note O—Subsequent Events (Unaudited)

1. Sale of Miami Subs

On June 7, 2007, Nathan's completed the sale of its wholly owned subsidiary, Miami Subs to Miami Subs Capital Partners I, Inc. ("Purchaser") effective as of May 31, 2007. Pursuant to the Stock Purchase Agreement ("Agreement") Nathan's sold all of the stock of Miami Subs in exchange for $3,250, consisting of $850 in cash and the Purchaser's promissory note in the principal amount of $2,400 (the "Note"). The Note bears interest at 8% per annum, is payable over a four-year term and is secured by a lien on all of the assets of Miami Subs and by the personal guarantees of two principals of the Purchaser. The Purchaser may also prepay the Note at any time. In the event the Note is fully repaid within one year, Nathan's will reduce the amount due by $250. In accordance with the Agreement, Nathan's retained ownership of the corporate office in Fort Lauderdale, Florida.

Based upon review of SFAS No. 144, the Company has assessed the measurement date in accounting for the sale transaction on June 7, 2007 in connection with the date of board approval and signing of the agreement. The following is a summary of the assets and liabilities as of March 25, 2007 of Miami Subs that were sold:

Cash	$ 654[(a)]
Accounts receivable, net	456
Notes receivable, net	120
Prepaid expenses and other current assets	26
Deferred income taxes	784
Property and equipment, net	48
Intangible assets, net	1,847
Other assets, net	46
Total assets sold	3,981
Accounts payable	135
Accrued expenses	2,122[(a)]
Other liabilities	126
Total liabilities sold	2,383
Net assets sold	$1,598

(a) Includes unexpended marketing funds of $627.



In connection with the Agreement, Purchaser may continue to sell Nathan's Famous and Arthur Treachers' products within the existing restaurant system in exchange for a royalty payment of 35% of all royalties contractually due from Miami Subs franchisees on such sales.

Nathan's has agreed to provide office space within the corporate office that it retained in Fort Lauderdale for a one-year period, rent free. Common area charges are expected to be reimbursed on a prorated basis. Nathan's and Purchaser have agreed to share expenses of the purchasing function, previously provided by Miami Subs employees. Prior to the sale, this function was performed on a combined basis which is expected to be separated over the upcoming year.

Nathan's has also agreed to provide certain back office support functions for a period of up to six months.

2. Sale of property

On June 5, 2007, Nathan's completed the sale of its rights, title and leasehold interest in a real estate parcel previously occupied by a franchisee and two other restaurants in Fort Lauderdale, Florida, in exchange for a cash payment of $2,000. Nathan's expects to incur sublease termination costs and commissions of approximately $500 and realize a gain of $1,454 before income taxes during the first quarter fiscal 2008 ending June 24, 2007. These assets comprise "Assets available for sale" in the accompanying balance sheet.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Nathan's Famous, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Nathan's Famous, Inc. (a Delaware Corporation) and subsidiaries (the "Company") as of March 25, 2007 and March 26, 2006, and the related consolidated statements of earnings, stockholders' equity and cash flows for the fifty-two weeks ended March 25, 2007, March 26, 2006, and March 27, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nathan's Famous, Inc. and subsidiaries as of March 25, 2007 and March 26, 2006, and the results of their operations and their cash flows for the fifty-two weeks ended March 25, 2007, March 26, 2006 and March 27, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B of the notes to consolidated financial statements, the Company has adopted Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment on March 27, 2006.

Grant Thornton LLP

Melville, New York
June 15, 2007

Market for Registrant's Common Stock and Related Stockholder Matters

Common Stock Prices

Our common stock began trading on the over-the-counter market on February 26, 1993 and is quoted on the Nasdaq National Market System ("Nasdaq") under the symbol "NATH." The following table sets forth the high and low closing sales prices per share for the periods indicated:

	High	Low
Fiscal year ended March 25, 2007		
First quarter	**$13.66**	**$11.94**
Second quarter	**13.50**	**12.28**
Third quarter	**14.65**	**12.84**
Fourth quarter	**15.44**	**14.01**
Fiscal year ended March 26, 2006		
First quarter	$ 9.48	$ 7.85
Second quarter	9.60	8.03
Third quarter	10.20	8.43
Fourth quarter	12.40	9.98

At June 11, 2007, the closing price per share for our common stock as reported by Nasdaq was $15.04.

Dividend Policy

We have not declared or paid a cash dividend on our common stock since our initial public offering and do not anticipate that we will pay any dividends in the foreseeable future. It is our Board of Directors' policy to retain all available funds to finance the development and growth of our business and to purchase stock pursuant to our stock buy-back program. The payment of any cash dividends in the future will be dependent upon our earnings and financial requirements.

Shareholders

As of June 11, 2007, we had approximately 773 shareholders of record, excluding shareholders whose shares were held by brokerage firms, depositories and other institutional firms in "street name" for their customers.

Annual Shareholders' Meeting

The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., EST on Wednesday, September 12, 2007, in the Conference Room on the lower level of 1400 Old Country Road, Westbury, New York.

Comparison of 5-Year Cumulative Total Return*

Among Nathan's Famous, Inc., the S&P 500 Index
and the S&P Restaurant Index



$450
400
350
300
250
200
150
100
50
0
3/31/02
3/30/03
3/28/04
3/27/05
3/29/06
3/25/07
Nathan's Famous, Inc.
S&P 500
S&P Restaurants

\$100 invested on 3/31/02 in stock or index-including reinvestment of dividends. Indexes calculated on month-end basis.

Corporate Directory

Nathan's Famous, Inc. & Subsidiaries

List of Directors

Howard M. Lorber
Executive Chairman of the Board, Nathan's Famous, Inc.

Eric Gatoff
Chief Executive Officer, Nathan's Famous, Inc.

Wayne Norbitz
President & Chief Operating Officer, Nathan's Famous, Inc.

Donald L. Perlyn
Executive Vice President, Nathan's Famous, Inc.

Robert J. Eide
Chairman & Chief Executive Officer, AEGIS Capital Corp.

Barry Leistner
President & Chief Executive Officer, Koenig Iron Works, Inc.

Brian S. Genson
President, Motorsport Investments

A.F. Petrocelli
Chairman, President & Chief Executive Officer, United Capital Corp.

Charles Raich
Managing Partner, Raich, Ende, Malter & Co. LLP

List of Officers

Eric Gatoff
Chief Executive Officer

Howard M. Lorber
Executive Chairman of the Board

Wayne Norbitz
President & Chief Operating Officer

Donald L. Perlyn
Executive Vice President

Ronald G. DeVos
Vice President—Finance, Chief Financial Officer & Secretary

Randy K. Watts
Vice President—Franchise Operations

Donald P. Schedler
Vice President—Development, Architecture & Construction

Independent Registered Public Accounting Firm

Grant Thornton LLP
445 Broadhollow Road, Melville, New York 11747

Corporate Counsel

Farrell, Fritz, PC
1320 Reckson Plaza, Uniondale, New York 11556

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane, New York, New York 10038

Form 10-K

The Company's annual report on Form 10-K as filed with the Securities and Exchange Commission is available upon written request:
Secretary, Nathan's Famous, Inc.
1400 Old Country Road, Suite 400
Westbury, New York 11590

Quarterly Shareholder Letter

Will be available on our website. Copies will be provided upon request.

Corporate Headquarters

1400 Old Country Road, Suite 400, Westbury, New York 11590
516-338-8500 Telephone
516-338-7220 Facsimile

Company Website

www.nathansfamous.com

designed by curran & connors, inc. / www.curran-connors.com


Nathan's

1400 Old Country Road, Suite 400
Westbury, New York 11590

www.nathansfamous.com

END